As filed with the Securities and Exchange Commission on November 22, 2006

Registration No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6

SEC File No 811-09389

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.	☐

Post-Effective Amendment No.	☐

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

Amendment No. 48	☒

PACIFIC SELECT EXEC SEPARATE ACCOUNT OF PACIFIC LIFE & ANNUITY COMPANY
(Exact Name of Registrant)

PACIFIC LIFE & ANNUITY COMPANY
(Name of Depositor)

700 Newport Center Drive
P.O. Box 9000
Newport Beach, California 92660
(Address of Depositor’s Principal Executive Office)

(949) 219-7286
(Depositor’s Telephone Number, including Area Code)

Charlene Grant, Esq.
Assistant Vice President
Pacific Life & Annuity Company
700 Newport Center Drive
P.O. Box 9000
Newport Beach, California 92660
(Name and Address of Agent for Service of Process)

Copies to:

Jeffrey S. Puretz, Esq.
Dechert
1775 Eye Street, N.W.
Washington, D.C. 20006-2401

It is proposed that this filing will become effective:

☐	immediately upon filing pursuant to paragraph (b) of Rule 485

☐	on __________________, pursuant to paragraph (b) of Rule 485

☐	60 days after filing pursuant to paragraph (a)(1) of Rule 485

☐	on __________________, pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

☐	This post-effective amendment designates a new date for a previously filed post-effective amendment.

Title of securities being registered: interests in the Separate Account under Pacific Select Exec IV-NY Flexible Premium Variable Life Insurance Policies.

Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement. The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Filing fee: None

PACIFIC SELECT
EXEC IV-NY PROSPECTUS                     , 2007

Pacific Select Exec IV-NY is a flexible premium variable life insurance policy issued by Pacific Life & Annuity Company.

• Flexible premium means you can vary the amount and frequency of your premium payments.

• Variable means the policy’s value depends on the performance of the investment options you choose.

• Life insurance means the policy provides a death benefit to the beneficiary you choose.

This policy is not available in all states. This prospectus is not an offer in any state or jurisdiction where we’re not legally permitted to offer the policy.

The policy is described in detail in this prospectus and its Statement of Additional Information (SAI). Each fund is described in its prospectus and in its SAI. No one has the right to describe the policy or any fund any differently than they have been described in these documents.

You should be aware that the Securities and Exchange Commission (SEC) has not reviewed the policy for its investment merit, and does not guarantee that the information in this prospectus is accurate or complete. It’s a criminal offense to say otherwise.

PL&A does not provide legal or tax advice. Any statement contained in this communication is not intended or written to be legal or tax advice, nor may it be used for the purpose of avoiding any tax penalties that may be imposed on the taxpayer. Any taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

This prospectus provides information that you should know before buying a policy. It’s accompanied by the current prospectuses for the funds that provide the underlying portfolios for the variable investment options offered under the policy. The variable investment options are funded by the Pacific Select Exec Separate Account of PL&A. Please read these prospectuses carefully and keep them for future reference.

Here’s a list of all of the investment options available under your policy:

VARIABLE INVESTMENT OPTIONS

Pacific Select Fund

International Value
International Small-Cap
Diversified Research
Equity
American Funds® Growth-Income
American Funds® Growth
Technology
Short Duration Bond
Concentrated Growth
Diversified Bond
Growth LT
Focused 30	Health Sciences
Mid-Cap Value
Large-Cap Growth
  (formerly Blue Chip)
Capital Opportunities
International Large-Cap
Equity Index
Small-Cap Index
Fasciano Small Equity
Small-Cap Value
Multi-Strategy
Main Street® Core	Emerging Markets Managed Bond Inflation Managed Money Market High Yield Bond Large-Cap Value Comstock Mid-Cap Growth Real Estate VN Small-Cap Value

Fidelity® Variable Insurance Products Funds
Fidelity VIP Contrafund® Service Class 2 Fidelity VIP Growth Service Class 2	Fidelity VIP Mid Cap Service Class 2 Fidelity VIP Value Strategies Service Class 2

BlackRock Variable Series Funds, Inc.
BlackRock Basic Value V.I. Fund Class III	BlackRock Global Allocation V.I. Fund Class III

T. Rowe Price Equity Series, Inc.
T. Rowe Price Blue Chip Growth Portfolio – II	T. Rowe Price Equity Income Portfolio – II

Van Eck Worldwide Insurance Trust
Van Eck Worldwide Hard Assets Fund

FIXED OPTIONS

Fixed Account
Fixed LT Account

YOUR GUIDE TO THIS PROSPECTUS

BENEFITS AND RISKS OF PACIFIC SELECT EXEC IV-NY

This overview tells you some key things you should know about your policy. It’s designed as a summary only – please read the entire prospectus and your policy for more detailed information, or contact us or your registered representative for additional information about your policy.

Some states have different rules about how life insurance policies are described or administered. The terms of your policy, or of any endorsement or rider, prevail over what’s in this prospectus.

Benefits of your policy

Flexibility

The policy is designed to be flexible to meet your specific life insurance needs. Within certain limits, you can:

•	choose the timing, amount and frequency of premium payments

•	change the death benefit option

•	increase or decrease the policy’s face amount

•	change the beneficiary

•	change your investment selections.

Death Benefit

You may choose one of three death benefit options:

•	Option A – your death benefit will be the face amount of your policy.

•	Option B – your death benefit will be the face amount of your policy plus its accumulated value.

•	Option C – your death benefit will be the face amount of your policy plus the total premiums you’ve paid minus any withdrawals or distributions made.

The guideline minimum death benefit is the minimum death benefit that we must pay to ensure that your policy qualifies as life insurance. You may choose between two ways to calculate the guideline minimum death benefit:

•	cash value accumulation test – generally does not limit the amount of premiums you can pay into your policy.

•	guideline premium test – limits the amount of premiums you can pay on your policy, and the guideline minimum death benefit will generally be smaller than under the cash value accumulation test.

The test you choose will generally depend on the amount of premiums you want to pay relative to your desired death benefit.

The death benefit will always be the greater of the death benefit under the option you choose or the guideline minimum death benefit.

BENEFITS AND RISKS OF PACIFIC SELECT EXEC IV-NY

Accumulated Value

Accumulated value is the value of your policy on any business day. It is not guaranteed – it depends on the performance of the investment options you’ve chosen, the premium payments you’ve made, policy charges, and how much you’ve borrowed or withdrawn from the policy.

You can access your accumulated value in several ways:

•	Withdrawals – you can withdraw part of your policy’s net cash surrender value.

•	Loans – you can take out a loan from us using your policy’s accumulated value as security.

•	Surrender – you can surrender or cash in your policy for its net cash surrender value while the insured is still living.

•	Income benefits – you can use withdrawal or surrender benefits to buy an income benefit that provides a monthly income. In addition, your policy’s beneficiary can use death benefit proceeds to buy an income benefit.

Investment options

You can choose from a selection of variable investment options, each of which invests in a corresponding portfolio of the Pacific Select Fund, the Fidelity Variable Insurance Products Funds, the BlackRock Variable Series Funds, Inc., the T. Rowe Price Equity Series, Inc. or the Van Eck Worldwide Insurance Trust. The policy also offers two fixed investment options, both of which provide a guaranteed minimum rate of interest.

You can transfer among the investment options during the life of your policy without paying any current income tax. There is currently no charge for transfers.

Tax benefits

Your beneficiary generally will not have to pay federal income tax on death benefit proceeds.

You’ll also generally not be taxed on any or all of your policy’s accumulated value unless you receive a cash distribution.

Risks of your policy

Long-term financial planning

This policy is designed to provide a death benefit for family members or others or to help meet other long-term financial objectives. It is not suitable as a short-term savings vehicle. It may not be the right kind of policy if you plan to withdraw money or surrender your policy for short-term needs. Taking a withdrawal or surrendering your policy may incur charges. See the Fee tables and your policy for charges assessed when withdrawing from or surrendering your policy.

Please discuss your insurance needs and financial objectives with your registered representative.

Premium payments

Federal tax law puts limits on the premium payments you can make in relation to your policy’s death benefit. We may refuse all or part of a premium payment you make, or remove all or part of a premium from your policy and return it to you under certain circumstances.

Lapse

Insufficient premium payments, poor investment performance, withdrawals, and unpaid loans or loan interest may cause your policy to lapse – which means you’ll no longer have any insurance coverage. There are costs associated with reinstating a lapsed policy.

There is no guarantee that your policy will not lapse even if you pay your planned periodic premium. You should consider a periodic review of your coverage with your registered representative.

Investment performance

Each variable investment option invests in a corresponding portfolio of the Pacific Select Fund, the Fidelity Variable Insurance Products Funds, the BlackRock Variable Series Funds, Inc., the T. Rowe Price Equity Series, Inc. or the Van Eck Worldwide Insurance Trust. The value of each portfolio fluctuates with the value of the investments it holds. Returns are not guaranteed. You bear the investment risk of any variable investment option you choose.

See each fund’s prospectus for more information on the underlying portfolios and their individual risks.

Withdrawals and loans

Making a withdrawal or taking out a loan may:

•	change your policy’s tax status

•	reduce your policy’s face amount

•	reduce your policy’s death benefit

•	reduce the death benefit proceeds paid to your beneficiary

•	make your policy more susceptible to lapsing.

Your policy’s withdrawal feature is not available until your first policy anniversary.

Be sure to plan carefully before using these policy benefits.

Tax consequences of withdrawals,
surrenders and loans

You may be subject to income tax if you take any withdrawals or surrender the policy, or if your policy lapses and you have not repaid any outstanding policy loan amount.

If your policy is a modified endowment contract, all distributions you receive during the life of the policy may be subject to tax and a 10% penalty.

There are other tax issues to consider when you own a life insurance policy. These are described in more detail in Variable life insurance and your taxes.

FEE TABLES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. Please read the entire prospectus, your policy and the SAI for more detailed information regarding these fees and expenses.

Transaction fees

This table describes the fees and expenses that you will pay at the time you buy the policy, surrender the policy, or transfer accumulated value between investment options.

CHARGE	WHEN CHARGE IS DEDUCTED	AMOUNT DEDUCTED

Maximum premium load	Upon receipt of premium	6.35% of premium[1]

Maximum surrender charge
Basic coverage	Upon full surrender of policy during the first 10 policy years and on any face amount increase for 10 policy years from effective date of coverage layer	$0.03–$39.89 per $1,000 of face amount[2]

Charge at end of policy year 1 for a male non-smoker who is age 35 at policy issue who elects:
Death Benefit Option A or C		$6.30 per $1,000 of face amount
Death Benefit Option B		$8.29 per $1,000 of face amount

Additional coverage		No surrender charge

ABR coverage		No surrender charge

Withdrawal charge	Upon partial withdrawal of accumulated value	$25 per withdrawal

Transfer fees	Upon transfer of accumulated value between investment options	$25 per transfer in excess of 12 per policy year[3]

OPTIONAL RIDER

Overloan protection rider	Upon exercise of rider	1.12%–$4.52% of accumulated value

ADMINISTRATIVE AND UNDERWRITING SERVICE FEES

Face amount increase	Upon effective date of requested face amount increase	$100[4]

Audits of premium/loan	Upon request of audit of over 2 years or more	$25

Duplicate policy	Upon request for duplicate policy[5]	$50

Illustration request	Upon request of policy illustration in excess of 1 per year	$25

Death benefit option change	Upon request for death benefit option change	$100[4]

Risk classification change	Upon request for risk classification change	$100[4]

Adding or increasing an optional rider	Upon approval of specific request	$100

1	We reserve the right to increase the premium load if there is an increase in our costs associated with any federal, state or local taxes.

2	The surrender charge is based on the death benefit option elected, and age and risk class of the insured on the policy date or on the effective date of a later coverage layer. The surrender charge decreases monthly until it is reduced to $0 in policy year 11 and thereafter. The surrender charge shown in the table may not be typical of the surrender charge you will pay. Ask your registered representative for information on this charge for your policy. The surrender charge for your policy will be stated in the policy specifications.

3	There is no charge currently imposed on a transfer.

4	We do not currently charge a fee for face amount increase, death benefit option change or risk classification change requests.

5	Certificate of coverage available without charge.

Periodic charges other than fund operating expenses

This table describes the fees and expenses that you will pay periodically during the time you own the policy, not including portfolio fees and expenses.

AMOUNT DEDUCTED—
	WHEN CHARGE IS	MAXIMUM GUARANTEED	AMOUNT DEDUCTED—
CHARGE	DEDUCTED	CHARGE	CURRENT CHARGES

Administrative charge[1]	Monthly payment date	$7.50	Same

Asset charge[1]	Monthly payment date	During the first 10 policy years: 0.75% annually (0.0625% monthly) of the first $25,000 of accumulated value in the variable investment options, plus 0.35% annually (0.0292% monthly) of the accumulated value in the variable investment options in excess of $25,000	Same

Policy year 11 and thereafter: 0.45% annually (0.0375% monthly) of the first $25,000 of accumulated value in the variable investment options, plus 0.05% annually (0.0042% monthly) of the accumulated value in the variable investment options in excess of $25,000

Basic Coverage

Cost of insurance[1,2] Minimum and maximum	Monthly payment date	$0.04– $83.34 per $1,000 of a discounted net amount at risk*	$0.04– $17.61 per $1,000 of discounted net amount at risk

Charge during policy year 1 for a male nonsmoker who is age 35 at policy issue		$0.14 per $1,000 of a discounted net amount at risk	Same

Coverage charge[1,3] Minimum and maximum	Monthly payment date	$0.01– $0.28 per $1,000 of coverage layer face amount	Same

Charge during policy year 1 for a male nonsmoker who is age 35 at policy issue and elects:
Death benefit option A		$0.12 per $1,000 of coverage layer amount	Same
Death benefit option B		$0.17 per $1,000 of coverage layer amount	Same

Additional Coverage

Cost of insurance[1,2] Minimum and maximum	Monthly payment date	$0.06–$83.34 per $1,000 of a discounted net amount at risk	$0.04–$16.90 per $1,000 of discounted net amount at risk

Charge during policy year 1 for a male nonsmoker who is age 35 at policy issue		$0.60 per $1,000 of a discounted net amount at risk	Same

Coverage charge[1,3] Minimum and maximum	Monthly payment date	$0.01–$0.28 per $1,000 of coverage layer face amount	$0

Charge during policy year 1 for a male nonsmoker who is age 35 at policy issue and elects:
Death benefit option A		$0.12 per $1,000 of coverage layer amount	$0
Death benefit option B		$0.17 per $1,000 of coverage layer amount	$0

FEE TABLES

AMOUNT DEDUCTED—
	WHEN CHARGE IS	MAXIMUM GUARANTEED	AMOUNT DEDUCTED—
CHARGE	DEDUCTED	CHARGE	CURRENT CHARGES

ABR Coverage

Cost of insurance[1,2] Minimum and maximum	Monthly payment date	$0.04–$83.34 per $1,000 of a discounted net amount at risk	$0.04–$17.61 per $1,000 of discounted net amount at risk

Charge during policy year 1 for a male nonsmoker who is age 35 at policy issue		$0.14 per $1,000 of a discounted net amount at risk	Same

Coverage charge[1,3] Minimum and maximum	Monthly payment date	$0. –$0.54 per $1,000 of coverage layer face amount	Same

Charge during policy year 1 for a male nonsmoker who is age 35 at policy issue		$0 per $1,000 of coverage layer face amount	Same

OTHER POLICY BENEFITS

Loan interest charge	Policy anniversary	3.55% of policy’s loan account balance annually[4]	Same

OPTIONAL BENEFITS Minimum and Maximum[5]

Annual renewable and convertible term rider	Monthly payment date	$0.06–$83.34 per $1,000 of a discounted net amount at risk	$0.02–$21.34 per $1,000 of discounted net amount at risk

Charge during policy year 1 for a female nonsmoker who is age 35 at policy issue		$0.06 per $1,000 of discounted net amount at risk	Same

Children’s term rider	Monthly payment date	$1.05 per $1,000 of coverage	Same

Disability benefit rider	Monthly payment date	$0.40–$1.00 per $10 of monthly benefit	Same

Charge during policy year 1 for a male nonsmoker who is age 35 at policy issue		$0.40 per $10 of monthly benefit	Same

Guaranteed insurability rider	Monthly payment date	$0.10–$0.29 per $1,000 of monthly benefit	Same

Charge during policy year 1 for a male nonsmoker who is age 35 at policy issue		$0.28 per $1,000 of monthly benefit	Same

Waiver of charges rider	Monthly payment date	$0.04–$0.54 per $1,000 of coverage	Same

Charge during policy year 1 for a male nonsmoker who is age 35 at policy issue		$0.06 per $1,000 of coverage	Same

*	Net amount at risk is the difference between the death benefit that would be payable if the insured died and the accumulated value of your policy. At the beginning of each policy month, we divide the death benefit that would be payable under your policy by 1.002466, and then we subtract your policy’s accumulated value before monthly charges are taken from this amount. The result is your policy’s discounted net amount at risk used in cost of insurance calculations.

1	This charge is reduced to zero on and after your policy’s monthly deduction end date.

2	Cost of insurance rates apply uniformly to all members of the same class. The cost of insurance charges shown in the table may not be typical of the charges you will pay. Your policy specifications will indicate the guaranteed cost of insurance rates applicable to your policy, and more detailed information about your cost of insurance rates is available on request from your registered representative or us. Also, before you purchase the policy, you may request personalized illustrations of your future benefits under the policy based on the insured’s class, the death benefit option, face amount, planned periodic premiums, and any riders requested. Cost of insurance rates for your policy will be stated in the policy specifications and calculated per $1.00 of coverage.

3	The coverage charge rate is based on the death benefit option elected, and the age and risk classification of the insured and the face amount on the policy date. Each coverage layer will have a corresponding coverage charge related to the amount of the increase, based on the age and risk classification of the insured at the time of the increase. Ask your registered representative for information on this charge for your policy. The coverage charges shown in the table may not be typical of the charges you will pay. The coverage charge for your policy will be stated in the policy specifications.

4	Interest owing on the amount you borrow accrues daily at the annual rate. Interest accrued during a policy year is due on your policy anniversary. If you do not pay interest when due, we transfer an amount equal to the interest that was due from your accumulated value and add it to your loan. Loan interest not paid begins accruing interest on the day it is due.

5	Riders are briefly described under The death benefit: Optional riders and more information appears in the SAI. Except for the Childrens term rider, rider charges are based on the age and risk classification of the person insured under the rider on the effective date of the rider. The rider charges shown in the table may not be typical of the charges you will pay. Your policy specifications will indicate the optional rider charge rates applicable to your policy, and more detailed information concerning your optional rider charges is available on request from your registered representative or us. Ask your registered representative for information on optional rider charges for your policy.

6	Guaranteed insurability rider is only available to insureds age 37 and under at policy issue.

Total annual fund operating expenses

This table shows the minimum and maximum total operating expenses charged by the portfolios that you may pay periodically during the time that you own the policy. This table shows the range (minimum and maximum) of fees and expenses charged by any of the portfolios, expressed as a percentage of average daily net assets, for the year ended December 31, 2005, adjusted to reflect anticipated fees and expenses of new portfolios.

Each variable account of the separate account purchases shares of the corresponding fund portfolio at net asset value. The net asset value reflects the investment advisory fees and other expenses that are deducted from the assets of the portfolio. The advisory fees and other expenses are not fixed or specified under the terms of the policy, and they may vary from year to year. These fees and expenses are described in each fund’s prospectus.

	Minimum	Maximum

Total annual portfolio operating expenses[1]	0.29%	1.57%

1	Amounts shown are gross expenses deducted from portfolio assets, including advisory fees, 12b-1 distribution expenses, and other expenses.

To help limit Pacific Select Fund expenses, Pacific Life, adviser to the Pacific Select Fund, has contractually agreed to reduce its investment advisory fees or otherwise reimburse each portfolio of Pacific Select Fund, except the American Funds Growth-Income portfolio, for its operating expenses (including organizational expenses, but not including advisory fees; additional costs associated with foreign investing (including foreign taxes on dividends, interest, or gains); interest (including commitment fees); taxes; brokerage commissions and other transactional expenses; extraordinary expenses such as litigation expenses, and other expenses not incurred in the ordinary course of each portfolio’s business; and expenses of any counsel or other persons or services retained by the Pacific Select Fund’s independent trustees) that exceed an annual rate of 0.10% of a portfolio’s average daily net assets. Such reduction or reimbursement is subject to repayment to Pacific Life, for a period of time as permitted under regulatory and/or accounting standards (currently 3 years from the end of the fiscal year in which the reimbursement took place), to the extent such expenses fall below the 0.10% expense cap in future years. Any amounts repaid to Pacific Life will have the effect of increasing such expenses of the portfolio, but not above the 0.10% expense cap. There is no guarantee that Pacific Life will continue to cap expenses after April 30, 2007. Until May 1, 2007, or if earlier, such time as the American Funds Growth-Income and American Funds Growth portfolios no longer invest substantially all of their assets in a master fund, Pacific Life will limit its total investment advisory fee to 0.36% for each portfolio (not including advisory fees paid by the master fund). Also, in the case of the American Funds Growth-Income portfolio, Pacific Life has contractually agreed to waive all or part of its investment advisory fees or otherwise reimburse the portfolio for its ordinary operating expenses, including advisory fees, and the proportionate share of the net fees and expenses of the master fund, but excluding extraordinary expenses including litigation, that exceed the annual rate of 1.01% of its average daily net assets until April 28, 2008.

Effective May 1, 2005, Pacific Select Fund entered into an Advisory Fee Reduction Program (“program”), which may lower the advisory fee paid to Pacific Life under the investment advisory agreement. Pursuant to this program, Pacific Life has agreed to waive 0.00125% of its advisory fee for the period from May 1, 2005 through April 30, 2007. This reduction is reflected in the chart above. See the Pacific Select Fund prospectus for details on fees and expenses of the Pacific Select Fund and on the program.

TERMS USED IN THIS PROSPECTUS

In this prospectus, you and your mean the policyholder or owner. PL&A, we, us and our refer to Pacific Life & Annuity Company. Fund, or, collectively, the funds, refer to one of the funds providing underlying portfolios for the variable investment options offered under the policy. Policy means a Pacific Select Exec IV-NY variable life insurance policy, unless we state otherwise. Pacific Life and the administrator mean Pacific Life Insurance Company.

We’ve tried to make this prospectus easy to read and understand, but you may find some words and terms that are new to you. We’ve identified some of these below.

If you have any questions, please ask your registered representative or call us at 1-800-800-7681.

Accumulated value – the total amount of your policy’s value allocated to the variable investment options and the fixed options, plus the amount in the loan account, on any business day.

Age – at issue, the insured’s age on his/her birthday nearest the policy date. We add one year to this age on each policy anniversary date.

Beneficiary – the person, people, entity or entities you name to receive the death benefit proceeds.

Business day – any day that the New York Stock Exchange and our life insurance operations center are open. It usually ends at 4:00 p.m. Eastern time. A business day is called a valuation date in your policy.

Cash surrender value – the policy’s accumulated value less any surrender charge.

Cash value accumulation test – one of two death benefit qualification tests available under the policy, and defined in Section 7702(b) of the tax code.

Class – a subgroup of policy owners determined by a number of factors, including the age and risk class of the insured, death benefit election, face amount, and the policy duration.

Coverage components – provide life insurance coverage on the Insured. There are three coverage components: basic coverage, additional coverage and ABR coverage. Basic coverage is a required coverage component. Additional coverage and ABR coverage are optional coverage components.

Coverage layer – is the amount of coverage purchased at a given time for a coverage component. Each coverage component may have one or more coverage layers. Each coverage layer has an associated face amount, risk class, effective date, and charges.

Death benefit – the amount which is payable on the date of the insured’s death.

Death benefit proceeds – the amount which is payable to the beneficiary on the date of the insured’s death, adjusted as provided in the policy.

Death benefit qualification test – determines what the minimum guideline minimum death benefit should be in relation to a policy’s accumulated value. Each test available under the policy is defined in Section 7702 of the tax code.

Face amount – the minimum death benefit for so long as your policy remains in force. The face amount may be increased or decreased under certain circumstances.

Fixed options – the Fixed account and Fixed LT account, which are part of our general account.

General account – includes all of our assets, except for those held in the separate account, or any of our other separate accounts.

Guideline minimum death benefit – the minimum death benefit needed for the policy to qualify as life insurance under Section 7702 of the tax code.

Guideline premium limit – the maximum amount of premium or premiums that can be paid for any given face amount in order to qualify the policy as life insurance for tax purposes as specified in the guideline premium test.

Guideline premium test – one of two death benefit qualification tests available under the policy, and defined in Section 7702(a)(2) of the tax code.

Illustration – a display of policy benefits based upon the assumed age and risk class of an insured, face amount of the policy, death benefit, premium payments, and historical or hypothetical gross rate of return.

In force – all requirements for the policy to provide a death benefit on the insured and other contractual benefits have been met.

Insured – the person on whose life the policy is issued.

Investment option – a variable investment option or fixed option.

Loan account – an account which holds amounts transferred from the investment options as collateral for policy loans.

Monthly deduction end date – the policy anniversary on and after which we do not deduct a monthly charge. The monthly deduction end date for your policy is shown in the policy specifications and does not change for the life of the insured. Currently, the monthly deduction end date for all policies is the policy anniversary when the insured is age 100.

Modified endowment contract – a type of life insurance policy as described in Section 7702A of the tax code, which receives different tax treatment on distributions of cash value than conventional life insurance policies. Classification of a policy as a modified endowment contract is generally dependent on the amount of premium paid during the first seven policy years, or after a material change has been made to the policy.

Monthly payment date – the day we deduct monthly charges from your policy’s accumulated value. The first monthly payment date is your policy date, and it’s the same day each month thereafter.

Net amount at risk – the difference between the death benefit payable if the insured died and the accumulated value of your policy.

Net cash surrender value – the cash surrender value less any policy debt.

Net premium – premium paid less any premium load deducted.

Net single premium – the amount of premium needed to fund future benefits under the policy as specified in the cash value accumulation test.

Policy anniversary – the same day as your policy date every year after we issue your policy.

Policy date – the date used to determine the monthly payment date, policy months, policy years, and policy monthly, quarterly, semi-annual and annual anniversaries. The term “issue date” is substituted for policy date for policies issued in Massachusetts.

Policy debt – the amount in the loan account, plus any interest you owe.

Policy specifications – summarize information specific to your policy at the time the policy is issued. We’ll send you updated policy specification pages if you change your policy’s face amount or any of the policy’s other benefits.

Policy year – starts on your policy date and each anniversary date, and ends on the day before the next anniversary date.

Riders – provide extra benefits, some at additional cost.

Risk class – is based on the insured’s gender, health, and tobacco use and is used to calculate certain policy charges.

Separate account – the Pacific Select Exec Separate Account of Pacific Life & Annuity, a separate account of ours registered as a unit investment trust under the Investment Company Act of 1940. The separate account was established on September 24, 1998 under Arizona law under the authority of our Board of Directors.

Tax code – the Internal Revenue Code.

Variable account – a subaccount of the separate account which invests in shares of a corresponding portfolio of an underlying fund.

Variable investment option – a variable account.

Written request – your signed request in writing, or on a form we provide, and received by us.

PACIFIC SELECT EXEC IV-NY BASICS

Pacific Select Exec IV-NY is a flexible premium variable life insurance policy that insures the life of one person and pays death benefit proceeds after that person has died.

When you buy a Pacific Select Exec IV-NY life insurance policy, you’re entering into a contract with Pacific Life & Annuity Company. Your contract with us is made up of your application, your policy, applications to change or reinstate the policy, any amendments, riders or endorsements to your policy, and specification pages.

Issuing the policy

When we approve your signed application, we’ll issue your policy. If your application does not meet our underwriting and administrative requirements, we can reject it or ask you for more information. Your policy will be sent to your registered representative for delivery to you. You will be asked to sign a policy delivery receipt. For policy delivery status, check with your registered representative.

Our obligations to you under the policy begin when it is in force. We consider your policy in force when the following requirements are met:

•	all necessary contractual and administrative requirements are met, and

•	we receive and apply the initial premium to the policy.

If there are any outstanding contractual or administrative requirements that prevent your policy from being placed in force, your registered representative will review them with you no later than when the policy is delivered. See How premiums work: Your initial premium for more information.

Your policy will be in force until one of the following happens:

•	the person insured by the policy dies

•	the grace period expires and your policy lapses, or

•	you surrender your policy.

If your policy is not in force when the insured dies, we are not obligated to pay the death benefit proceeds to your beneficiary.

Owners, the insured, and beneficiaries

Owners

The owner is the person named on the application who makes the decisions about the policy and its benefits while it’s in force. You can own a policy by yourself or with someone else. Two or more owners are called joint owners. You need the signatures of all owners for all policy transactions.

If one of the joint owners dies, the surviving owners will hold all rights under the policy. If the last joint owner dies, his or her estate will own the policy unless you’ve given us other instructions.

You can change the owner of your policy by completing a change of owner form. Once we’ve received and recorded your request, the change will be effective as of the day you signed the change of owner form. Please contact us or your registered representative for a change of owner form. We can process the change only if we receive your written request. You should consult your financial advisor or a lawyer about designating ownership interests.

The insured

This policy insures the life of one person who is age 85 or younger at the time you apply for your policy, and who has given us satisfactory evidence of insurability. The policy pays death benefit proceeds after the insured has died.

The insured is assigned an underwriting or insurance risk class which we use to calculate cost of insurance and other charges. Most insurance companies use similar risk classification criteria. We normally use the medical or paramedical underwriting method to assign underwriting or insurance risk classes, which may require a medical examination. We may, however, use other forms of underwriting if we think it’s appropriate.

When we use a person’s age in policy calculations, we generally use his or her age as of the nearest policy date, and we add one year to this age on each policy anniversary date. For example, when we talk about someone “reaching age 100”, we’re referring to the policy anniversary date closest to that person’s 100th birthday, not to the day when he or she actually turns 100.

Beneficiaries

Here are some things you need to know about naming beneficiaries:

•	You can name one or more primary beneficiaries who each receive an equal share of the death benefit proceeds unless you tell us otherwise. If one beneficiary dies, his or her share will pass to the surviving primary beneficiaries in proportion to the share of the proceeds they’re entitled to receive, unless you tell us otherwise.

•	You can also name a contingent beneficiary for each primary beneficiary you name. The contingent beneficiary will receive the death benefit proceeds if the primary beneficiary dies.

•	You can choose to make your beneficiary permanent (sometimes called irrevocable). You cannot change a permanent beneficiary’s rights under the policy without his or her permission.

If no beneficiary is living when the death benefit proceeds are payable, you, as the policy owner, will receive the proceeds. If you’re no longer living, the proceeds will go to your estate.

You can change your beneficiary at any time while the insured is still living, and while the policy is in force. If you would like to change the beneficiary of your policy, please contact us or your registered representative for a change of beneficiary form. We can process the change only if we receive your written request. The change will be effective as of the day you signed the change of beneficiary form.

Policy date, monthly payment date, policy anniversary date

Your policy date

This is usually the later of the day we approve your policy application or when we receive all administrative requirements needed to issue the policy. It’s also the beginning of your first policy year. Your policy’s monthly, quarterly, semi-annual and annual anniversary dates are based on your policy date.

The policy date is set so that it never falls on the 29th, 30th or 31st of any month. We’ll apply your first premium payment as of your policy date or as of the day we receive your premium, whichever is later.

You or your registered representative may request that multiple applications have the same policy date and be placed in force on a common date. For multilife or employer sponsored cases, please contact your registered representative for additional details.

Backdating your policy

You can have your policy backdated up to six months, as long as we approve it.

Backdating in some cases may lower your cost of insurance rates since these rates are based on the age of the insured. Your first premium payment must cover the premium load and monthly charges for the period between the backdated policy date and the day your policy is issued.

Re-dating your policy

Once your policy is issued, you may request us to re-date your policy. Re-dating will only be allowed back to the date money is received on your policy, and can be the earlier of:

•	the date your policy is delivered to you and you paid initial premium, or

•	the date we received the initial premium, if earlier than the delivery date.

If your delivery date is the 29th, 30th or 31st of any month, the policy will be dated the 28th of that month.

If the policy is redated, no policy charges will be deducted for any period during which coverage was not provided under the terms of the policy and all policy charges will be calculated from the new policy date. There will be no coverage before the new policy date.

It may be disadvantageous to request that the policy be re-dated. A new policy date may cause the insured’s age for insurance purposes to change and the cost of insurance rates to increase. It will also affect events based on time elapsed since policy date, such as suicide and contestable clauses and surrender charge periods.

We will not re-date policies that are issued with a temporary insurance premium. Policies with the policy date pre-determined under an employer or corporate sponsored plan may not be eligible to redate.

PACIFIC SELECT EXEC IV-NY BASICS

Your right to cancel

Your policy provides a free look period once the policy is delivered to you and you sign the policy delivery receipt. During the free look period, you have the right to cancel (or refuse) your policy and return it to us or your registered representative for a refund.

You’ll find a complete description of the free look period that applies to your policy on the policy’s cover sheet, or on a notice that accompanied your policy. The free look period ends 10 days after you receive your policy. If you are replacing another life insurance policy, your free-look period ends 60 days after you receive your policy.

Please call us or your registered representative if you have questions about your right to cancel your policy.

The amount of your refund will be the amount of the premium payments you’ve made. We’ll always deduct any policy debt from the amount we refund to you.

If you cancel your policy during the free-look period, we’re required to refund the premium payments you’ve made. We’ll hold the net premiums in the Money Market investment option until the free look transfer date. On that day, we’ll transfer the accumulated value in the Money Market investment option to the investment options you’ve chosen.

The free look transfer date is the latest of the following:

•	15 days after we issue your policy

•	when we consider your policy to be in force.

Statements and reports we’ll send you

We send the following statements and reports to policy owners:

•	a confirmation for many financial transactions, usually including premium payments and transfers, loans, loan repayments, withdrawals and surrenders. Monthly deductions and scheduled transactions made under the dollar cost averaging, portfolio rebalancing and first year transfer services are reported on your quarterly policy statement.

•	a quarterly policy statement. The statement will tell you the accumulated value of your policy by investment options, cash surrender value, the amount of the death benefit, the policy’s face amount, and any outstanding loan amount. It will also include a summary of all transactions that have taken place since the last quarterly statement, as well as any other information required by law.

•	supplemental schedules of benefits and planned periodic premiums. We’ll send these to you if you change your policy’s face amount or change any of the policy’s other benefits.

•	financial statements, at least annually or as required by law, of the separate account and Pacific Select Fund, that include a listing of securities for each portfolio of the Pacific Select Fund. We’ll also send you financial statements that we receive from the other funds.

If you suspect an error on a confirmation, quarterly or annual statement, you must notify us in writing as soon as possible to ensure proper accounting to your policy. We assume transactions are accurate unless you notify us otherwise within 90 days after the transaction confirmation date or, if the transaction is first confirmed on the quarterly statement, within 90 days after the quarterly statement date. All transactions are deemed final and may not be changed after the applicable 90 day period. When you write us, include your name, policy number and a description of the suspected error.

Prospectus and Fund Report Format Authorization

Subject to availability, you may authorize us to provide prospectus and fund reports electronically via CD-ROM by so indicating on the application, via telephone, or by sending us instructions in writing in a form acceptable to us. We will provide you with paper copies at any time upon request. Such a request will not constitute revocation of your consent to receive the documents electronically. You may revoke your consent for electronic delivery at any time, via telephone, or by sending us your written request, and we will then start providing you with a paper copy.

PACIFIC SELECT EXEC IV-NY BASICS

Understanding policy expenses and cash flow (including fees and charges of fund portfolios)

The chart to the right illustrates how cash normally flows through a Pacific Select Exec IV-NY policy.

Under a flexible premium life insurance policy, you have the flexibility to choose the amount and frequency of your premium payments. You must, however, pay enough premiums to cover the ongoing cost of policy benefits.

Investment earnings will increase your policy’s accumulated value, while investment losses will decrease it. The premium payments you’ll be required to make to keep your policy in force will be influenced by the investment results of the investment options you choose.

The dark shaded boxes show the fees and expenses you pay directly or indirectly under your policy.

We’ll hold your net premium payments in the Money Market investment option until the free look transfer date. Please turn to Your right to cancel for details.

PACIFIC SELECT EXEC IV-NY BASICS

Timing of payments, forms and requests

Effective date

Once your policy is in force, the effective date of payments, forms and requests you send us is usually determined by the day and time we receive the item in proper form at the appropriate mailing address that appears in Where to go for more information: How to contact us on the back cover of this prospectus. Any application, premium payment, form, request or any other correspondence sent to any PL&A address other than to the mailing address appearing in Where to go for more information: How to contact us will not be deemed received in proper order and may result in a processing delay.

Premium payments, loan requests, transfer requests, loan payments or withdrawal or surrender requests that we receive in proper form on a business day before the time of the close of the New York Stock Exchange, which is usually 4:00 p.m. Eastern time, will normally be effective as of the end of that day, unless the transaction is scheduled to occur on another business day. If we receive your payment or request at or after the time of the close of the New York Stock Exchange on a business day, your payment or request will be effective as of the end of the next business day. If a scheduled transaction falls on a day that is not a business day, we’ll process it as of the end of the next business day.

Other forms, notices and requests are normally effective as of the next business day after we receive them in proper form, unless the transaction is scheduled to occur on another business day. Change of owner and beneficiary forms are effective as of the day you sign the change form, once we receive them in proper form.

Proper form

We’ll process your requests once we receive all letters, forms or other necessary documents, completed to our satisfaction. Proper form may require, among other things, a signature guarantee or some other proof of authenticity. We do not generally require a signature guarantee, but we may ask for one if it appears that your signature has changed, if the signature does not appear to be yours, if we have not received a properly completed application or confirmation of an application, or for other reasons to protect you and us. Call us or contact your registered representative if you have questions about the proper form required for a request.

When we make payments and transfers

We’ll normally send the proceeds of transfers, withdrawals, loans, surrenders, exchanges and death benefit payments within seven days after the effective date of the request in proper form. We may delay payments and transfers, or the calculation of payments and transfers based on the value in the variable investment options under unusual circumstances, for example, if:

•	the New York Stock Exchange closes on a day other than a regular holiday or weekend

•	an emergency exists as determined by the SEC, as a result of which the sale of securities is not practicable, or it is not practicable to determine the value of a variable account’s assets.

We may delay transfers and payments from the fixed options, including the proceeds from withdrawals, surrenders and loans, for up to six months. We’ll pay interest at an annual rate of at least 3% on any withdrawals or surrender proceeds from the fixed options that we delay for 10 days or more.

Telephone and electronic transactions

You may authorize us to accept telephone or electronic instructions by completing the appropriate section on your application, or later by a telephone and electronic authorization form. As long as we have your signed authorization on file, you may give us instructions regarding the following policy transactions by telephone or electronically through our website:

•	change your premium allocations

•	make transfers between investment options

•	give us instructions regarding the dollar cost averaging or portfolio rebalancing services

•	request a policy loan (by telephone only).

Certain registered representatives are able to give us instructions electronically if authorized by you. You may appoint your registered representative to give us instructions on your behalf by completing and filing a telephone and electronic authorization form with us.

Here are some things you need to know about telephone and electronic transactions:

•	If your policy is jointly owned, all joint owners must sign the telephone and electronic authorization. We’ll take instructions from any owner or anyone you appoint.

•	We may use any reasonable method to confirm that your telephone or electronic instructions are genuine. For example, we may ask you to provide personal identification or we may record all or part of the telephone conversation. We may refuse any transaction request made by telephone or electronically.

We’ll send you a written confirmation of each telephone and electronic transaction.

Sometimes, you may not be able to make loans or transfers by telephone or electronically, for example, if our telephone lines or our website are busy because of unusual market activity or a significant economic or market change, or our telephone lines or the Internet are out of service during severe storms or other emergencies. In these cases, you can send your request to us in writing, or call us the next business day or when service has resumed.

When you authorize us to accept your telephone and electronic instructions, you agree that:

•	we can accept and act upon instructions you or anyone you appoint give us over the telephone or electronically

•	neither we, the administrator, any of our affiliates, the Pacific Select Fund, or any director, trustee, officer, employee or agent of ours or theirs will be liable for any loss, damages, cost or expenses that result from transactions processed because of a request by telephone or submitted electronically that we believe to be genuine, as long as we have followed our own procedures

•	you bear the risk of any loss that arises from your right to make loans or transfers over the telephone or electronically.

THE DEATH BENEFIT

We’ll pay death benefit proceeds to your beneficiary after the insured dies while the policy is still in force. Your beneficiary generally will not have to pay federal income tax on death benefit proceeds.

The face amount

Your policy’s initial amount of insurance coverage is the sum of the face amount of the initial coverage components. We determine the face amount based on instructions provided in your application.

There are three coverage components in a Select Exec IV-NY policy:

•	Basic coverage

•	Additional coverage

•	ABR coverage

The minimum face amount when a policy is issued is usually $50,000, but we may reduce this in some circumstances. You choose the proportion of your policy’s face amount that is made up of basic coverage, additional coverage and ABR coverage. You’ll find your policy’s initial face amount, including a summary of face amount by coverage component, in the specification pages in your policy.

The coverage components provide some flexibility in structuring the face amount, the death benefit, and premium payments in targeting the cash values based on your particular needs. Each coverage component has its own set of rates for calculating cost of insurance charges, coverage charges and the surrender charge. The proportion of coverage components may affect the amount of premium you can pay on your policy and still have it qualify as life insurance.

Combining basic coverage with the additional coverage component may lower costs and may improve accumulated value accrual for the same amount of death benefit. However, your basic coverage has guaranteed maximum charges that are lower than the guaranteed maximum charges of the additional coverage component.

Combining basic coverage with the ABR coverage component may improve accumulated value accrual in the early years of your policy, but could result in either higher or lower charges than under the basic coverage alone. The timing of certain charges for policies held for certain periods may also be affected.

Ultimately, individual needs and objectives vary, and they may change through time. It is important that you consider your goals and options carefully. You should discuss your insurance needs and financial objectives with your registered representative before purchasing any life insurance product. Your registered representative can provide you with additional illustrations showing the effects of different proportions of coverage components to help you make your decision. You should also consider a periodic review of your coverage with your registered representative.

The death benefit

This policy offers three death benefit options, Options A, B and C. The option you choose will generally depend on which is more important to you: a larger death benefit or building the accumulated value of your policy.

This policy offers two ways to calculate the guideline minimum death benefit: the cash value accumulation test and the guideline premium test. These are called death benefit qualification tests. The test you choose will generally depend on the amount of premiums you want to pay.

Here are some things you need to know about the death benefit:

•	You choose your death benefit option and death benefit qualification test on your policy application.

•	If you do not choose a death benefit option, we’ll assume you’ve chosen Option A.

•	If you do not choose a death benefit qualification test, we’ll assume you’ve chosen the guideline premium test.

•	The death benefit will always be the greater of the death benefit under the option you choose or the guideline minimum death benefit, calculated using the death benefit qualification test you’ve chosen.

•	The death benefit will never be lower than the face amount of your policy if you’ve chosen Option A or B. The death benefit proceeds will always be reduced by any outstanding loan amount.

•	We’ll pay the death benefit proceeds to your beneficiary when we receive proof of the insured’s death.

Choosing your death benefit option

You can choose one of the following three options for the death benefit on your application.

Option A – the face amount of your policy.	Option B – the face amount of your policy plus its accumulated value.

The death benefit changes as your policy’s accumulated value changes. The better your investment options perform, the larger the death benefit will be.

Option C – the face amount of your policy plus the total premiums you’ve paid minus any withdrawals or distributions made.

The more premiums you pay and the less you withdraw, the larger the death benefit will be.

The examples are intended to show how the death benefit options work and are not predictive of investment performance in your policy.

Choosing a death benefit qualification test

This policy offers two death benefit qualification tests, which we use to calculate the guideline minimum death benefit. You choose one of these tests on your application. Once you choose a test, you cannot change it.

Your death benefit qualification test affects the following:

•	premium limitations

•	amount of guideline minimum death benefit

•	monthly cost of insurance charges

•	flexibility to reduce face amount.

Each test determines what the guideline minimum death benefit should be in relation to your policy’s accumulated value. The death benefit determined under either test will be at least equal to the amount required for the policy to qualify as life insurance under the tax code.

Cash value accumulation test

If you choose the cash value accumulation test, your policy’s guideline minimum death benefit will be the greater of:

•	the minimum death benefit amount that’s needed for the policy to qualify as life insurance under the cash value accumulation test in the tax code, or

•	101% of the policy’s accumulated value.

Under this test, a policy’s death benefit must be large enough to ensure that its cash surrender value, as defined in Section 7702 of the tax code (and which is based on accumulated value, among other things), is never larger than the net single premium that’s needed to fund future benefits under the policy. The net single premium under your policy varies according to the insured’s age, sex, and risk class. It’s calculated using an interest rate of at least 4% and the guaranteed mortality charges at the time the policy is issued. We’ll use a higher interest rate if we’ve guaranteed it under your policy.

THE DEATH BENEFIT

An example

For a policy that insures a male, age 35 when the policy was issued, with a standard nonsmoking risk class, in policy year 6 the guideline minimum death benefit under the cash value accumulation test is calculated by multiplying each $1,000 of accumulated value by a “net single premium factor” of 3.5652.

Guideline premium test

Under this test, the guideline minimum death benefit is calculated by multiplying your policy’s accumulated value by a guideline premium death benefit percentage. The death benefit percentage is based on the age of the insured, so it varies over time. It is 250% when the insured is age 40 or younger, and reduces as the person gets older. You’ll find a table of death benefit percentages in Appendix A and in your policy.

If you choose the guideline premium test, the total premiums you pay cannot exceed your policy’s guideline premium limit. Your policy’s guideline premium limit is the greater of:

•	the guideline single premium or

•	the sum of the guideline level annual premiums to date.

Before you buy a policy, you can ask us or your registered representative for a personalized illustration that shows you the guideline single premium and guideline level annual premiums.

If you increase or decrease your coverage, the guideline single or level premiums may be increased or decreased. These changes may be more than proportionate.

Comparing the death benefit qualification tests

The table below shows a general comparison of how features of your policy may be affected by your choice of death benefit qualification test. When choosing between the tests, you should consider:

Cash value
	accumulation test	Guideline premium test

Premium payments	Allows flexibility to pay more premium[1]	Premium payments are limited under the tax code

Death benefit	Generally higher as policy duration increases	May be higher in early years of policy

Monthly cost of insurance charges	May be higher, if the death benefit is higher	May be lower, except perhaps in early years of policy

Face amount decreases	Will not require return of premium or distribution of accumulated value	May require return of premium or distribution of accumulated value to continue policy as life insurance

[1]	Under the cash value accumulation test, if you want to pay a premium that increases the net amount at risk, you will need to provide us with satisfactory evidence of insurability before we can increase the death benefit. In this event, your cost of insurance charges will also increase. Cost of insurance charges are based, among other things, upon your policy’s net amount at risk. See Your accumulated value for more information on how cost of insurance charges are calculated.

Comparing the death benefit options

The tables below compare the death benefits provided by the policy’s three death benefit options. The examples are intended only to show differences in death benefits and net amounts at risk. Accumulated value assumptions may not be realistic.

The example below is based on the following:

•	the insured is age 35 at the time the policy was issued and dies at the beginning of the sixth policy year

•	face amount is $100,000

•	accumulated value at the date of death is $25,000

•	total premium paid into the policy is $30,000

•	the guideline minimum death benefit under the guideline premium test is $62,500 (assuming a guideline premium test factor of 250% x accumulated value)

•	the guideline minimum death benefit under the cash value accumulation test is $89,130 (assuming a net single premium factor of $3.5652 for each $1,000 of accumulated value).

		If you select the guideline
		premium test, the death
		benefit is the larger of these
		two amounts

Death		Death benefit	Guideline	Net amount at risk
benefit	How it’s	under	minimum	used for cost of
option	calculated	the option	death benefit	insurance charge

Option A	Face amount	$100,000	$62,500	$74,754.01
Option B	Face amount plus accumulated value	$125,000	$62,500	$99,692.51
Option C	Face amount plus premiums less distributions	$130,000	$62,500	$104,680.21

		If you select the cash value
		accumulation test, the death
		benefit is the larger of these
		two amounts

Death		Death benefit	Guideline	Net amount at risk
benefit	How it’s	under	minimum	used for cost of
option	calculated	the option	death benefit	insurance charge

Option A	Face amount	$100,000	$89,130	$74,754.01
Option B	Face amount plus accumulated value	$125,000	$89,130	$99,692.51
Option C	Face amount plus premiums less distributions	$130,000	$89,130	$104,680.21

If the death benefit equals the guideline minimum death benefit, any increase in accumulated value will cause an automatic increase in the death benefit.

Here’s the same example, but with an accumulated value of $75,000. Because accumulated value has increased, the guideline minimum death benefit is now:

•	$187,500 for the guideline premium test

•	$267,390 for the cash value accumulation test.

		If you select the guideline
		premium test, the death
		benefit is the larger of these
		two amounts

Death		Death benefit	Guideline	Net amount at risk
benefit	How it’s	under	minimum	used for cost of
option	calculated	the option	death benefit	insurance charge

Option A	Face amount	$100,000	$187,500	$112,038.76
Option B	Face amount plus accumulated value	$175,000	$187,500	$112,038.76
Option C	Face amount plus premiums less distributions	$130,000	$187,500	$112,038.76

		If you select the cash value
		accumulation test, the death
		benefit is the larger of these
		two amounts

Death		Death benefit	Guideline	Net amount at risk
benefit	How it’s	under	minimum	used for cost of
option	calculated	the option	death benefit	insurance charge

Option A	Face amount	$100,000	$267,390	$191,732.24
Option B	Face amount plus accumulated value	$175,000	$267,390	$191,732.24
Option C	Face amount plus premiums less distributions	$130,000	$267,390	$191,732.24

These examples show that each death benefit option provides a different level of protection. Keep in mind that cost of insurance charges, which affect your policy’s accumulated value, increase with the amount of the death benefit, as well as over time. The cost of insurance is charged at a rate per $1,000 of the discounted net amount at risk. As the net amount at risk increases, your cost of insurance increases. Accumulated value also varies depending on the performance of the investment options in your policy.

THE DEATH BENEFIT

When we pay the death benefit

We calculate the amount of the death benefit proceeds as of the end of the day the insured dies. If the insured dies on a day that is not a business day, we calculate the proceeds as of the next business day.

Your policy’s beneficiary must send us proof that the insured died while the policy was in force, along with payment instructions. Your beneficiary can choose to receive the death benefit proceeds in a lump sum or use it to buy an income benefit. Please see the discussion about income benefits in General information about your policy.

Death benefit proceeds equal the total of the death benefits provided by your policy and any riders you’ve added, minus any outstanding loan amount, minus any overdue charges.

We’ll pay interest at an annual rate of at least 3% on the death benefit proceeds, calculated from the day the insured dies to the day we pay the proceeds.

It is important that we have a current address for your beneficiary so that we can pay death benefit proceeds promptly. If we cannot pay the proceeds to your beneficiary within five years of the death of the insured, we’ll be required to pay them to the state.

Changing your death benefit option

You can change your death benefit option while your policy is in force. Here’s how it works:

•	You can change the death benefit option once in any policy year.

•	You must send us your written request.

•	You can change to Option A or Option B.

•	You cannot change from any death benefit option to Option C.

•	The change will become effective on the first monthly payment date after we receive your request. If we receive your request on a monthly payment date, we’ll process it that day.

•	We may charge you a fee of up to $100 each time you request to change your death benefit option.

•	The face amount of your policy will change by the amount needed to make the death benefit under the new option equal the death benefit under the old option just before the change. We will not let you change the death benefit option if doing so means the face amount of your policy will become less than $50,000.

•	Changing the death benefit option can also affect the monthly cost of insurance charge since this charge varies with the net amount at risk.

•	The new death benefit option will be used in all future calculations.

We will not change your death benefit option if it means your policy will be treated as a modified endowment contract, unless you’ve told us in writing that this would be acceptable to you. Modified endowment contracts are discussed in Variable life insurance and your taxes.

Changing the face amount

You can increase or decrease your policy’s face amount starting on the first policy anniversary as long as we approve it. If you change the face amount, we’ll send you a supplemental schedule of benefits and premiums. Here’s how it works:

•	You can change the face amount during the lifetime of the insured.

•	You can only change the face amount once in any policy year.

•	You must send us your written request while your policy is in force.

•	Unless you request otherwise, the change will become effective on the first monthly payment date on or after we receive and approve your request.

•	The insured will also need to agree to the change in face amount, if you are not the insured.

•	Increasing the face amount may increase the death benefit, and decreasing the face amount may decrease the death benefit. The amount the death benefit changes will depend, among other things, on the death benefit option you’ve chosen and whether, and by how much, the death benefit is greater than the face amount before you make the change.

•	Changing the face amount can affect the net amount at risk, which affects the cost of insurance charge. An increase in the face amount may increase the cost of insurance charge, while a decrease may decrease the charge.

•	If your policy’s death benefit is equal to the guideline minimum death benefit, and the net amount at risk is more than three times the death benefit on the policy date, we may reduce the death benefit by requiring you to make a withdrawal from your policy. If we require you to make a withdrawal, we will not charge you our usual $25 withdrawal fee, but the withdrawal may be taxable. Please turn to Withdrawals, surrenders and loans for information about making withdrawals.

•	We can refuse your request to make the face amount less than $50,000.

Increasing the face amount

Here are some additional things you should know about increasing the face amount:

•	The insured must be age 85 or less.

•	You must give us satisfactory evidence of insurability.

•	Each increase you make to the face amount must total $25,000 or more.

•	You may increase the face amount of one or more coverage components.

•	We may charge you a fee of up to $100 for each increase. We deduct the fee on the day the increase is effective from all of your investment options in proportion to the accumulated value you have in each option.

•	Each increase in face amount creates a new coverage layer for that coverage component. Each coverage layer will have an associated cost of insurance rate, coverage charge, and surrender charge.

•	You may not increase the face amount of any coverage component if you have previously requested a decrease in face amount.

Decreasing the face amount

Decreasing the face amount may affect your policy’s tax status. To ensure your policy continues to qualify as life insurance, we might be required to return:

•	part of your premium payments to you if you’ve chosen the guideline premium test, or

•	make distributions from the accumulated value, which may be taxable. For more information, please see Variable life insurance and your taxes.

Here are some additional things you should know about decreasing the face amount:

•	The face amount of any coverage layer is eligible for decrease on or after the fifth anniversary of its effective date.

•	We’ll apply any decrease in the face amount to eligible coverage layers in the following order:

•	to the most recent increases you made to the face amount

•	to the initial face amount.

If any coverage layers to be decreased have the same effective date, they will be decreased in the following order:

•	additional coverage

•	ABR coverage

•	basic coverage.

•	We do not charge you for a decrease in face amount.

THE DEATH BENEFIT

•	We can refuse your request to decrease the face amount if making the change means:

•	your policy will end because it no longer qualifies as life insurance

•	the distributions we’ll be required to make from your policy’s accumulated value will be greater than your policy’s net cash surrender value

•	your policy will become a modified endowment contract and you have not told us in writing that this is acceptable to you.

Optional riders

There are five optional riders that provide extra benefits, some at additional cost. Not all riders are available in every state, and some riders may only be added when you apply for your policy. Ask your registered representative for more information about the riders available with the policy, or about other kinds of life insurance policies offered by PL&A.

•	Annual renewable and convertible term rider

Provides annual renewal term insurance on members of the insured’s immediate family.

•	Children’s term rider

Provides term insurance for the children of the insured.

•	Disability benefit rider

Provides a monthly addition to the policy’s accumulated value when the insured has a qualifying disability, until he or she reaches age 65.

•	Guaranteed insurability rider

Gives the right to buy additional insurance on the life of the insured on certain specified dates without proof of insurability.

•	Waiver of charges rider

Waives certain charges if the insured becomes totally disabled before age 60.

We’ll add any rider charges to the monthly charge we deduct from your policy’s accumulated value.

More detailed information appears in the SAI. To obtain a copy of the SAI, visit our website at www.pacificlifeandannuity.com Samples of the provisions for the extra optional benefits are available from us upon written request.

Things to keep in mind

We offer other variable life insurance policies which provide insurance protection on the life of one person or the lives of two people. The loads and charges on these policies may be different. Combining a policy and a rider, however, may be more economical than adding another policy. It may also be more economical to provide an amount of insurance coverage through a policy alone. Many life insurance policies have some flexibility in structuring the face amount, the death benefit, and premium payments in targeting the cash values based on your particular needs.

HOW PREMIUMS WORK

Your policy gives you the flexibility to choose the amount and frequency of your premium payments within certain limits. Each premium payment must be at least $50.

The amount, frequency, and period of time over which you make premium payments may affect whether your policy will be classified as a modified endowment contract, or no longer qualifies as life insurance for tax purposes. See Variable life insurance and your taxes for more information.

We deduct a premium load from each premium payment, and then allocate your net premium to the investment options you’ve chosen. Depending on the performance of your investment options, and on how many withdrawals, loans or other policy features you’ve taken advantage of, you may need to make additional premium payments to keep your policy in force. We reserve the right to accept premium payments in amounts less than $50.

Your initial premium

We apply your first premium payment to the policy on the later of the day we receive it or the day we receive all contractual and administrative requirements necessary for your policy to be in force. See How Premiums Work: Allocating your premiums for more information on when your first net premium is allocated to the investment options.

If you have outstanding contractual and administrative requirements, your registered representative will notify you of a delivery date when any outstanding requirements are due to us, not to exceed 45 days from the date we issue your policy. If we do not receive your first premium payment and all contractual and administrative requirements on or before the delivery date, we can cancel the policy and refund any premium payment you’ve made. We may extend the delivery date in some cases.

Planned periodic premium payments

You can schedule the amount and frequency of your premium payments. We refer to scheduled premium payments as your planned periodic premium. Here’s how it works:

•	On your application, you choose a fixed amount of at least $50 for each premium payment.

•	You indicate whether you want to make premium payments annually, semi-annually, or quarterly. You can also choose monthly payments using our monthly electronic funds transfer plan, which is described below.

•	We send you a notice to remind you of your scheduled premium payment (except for monthly electronic funds transfer plan payments, which are paid automatically). If you own more than one policy, you can request us to send one notice — called a listbill — that reminds you of your payments for all of your policies. You can choose to receive the listbill every month.

•	If you have an outstanding loan, we’ll treat any payment you make during the life of your policy as a loan repayment, not as a premium payment, unless you tell us otherwise in writing. When a payment, or any portion of it, exceeds your outstanding loan amount, we’ll treat it as a premium payment.

You do not have to make the premium payments you’ve scheduled. However, not making a premium payment may have an impact on any financial objectives you may have set for your policy’s accumulated value and death benefit, and could cause your policy to lapse. Even if you pay all your premiums when they’re scheduled, your policy could lapse if the accumulated value, less any policy debt, is not enough to pay your monthly charges. Turn to Your policy’s accumulated value for more information.

Paying your premium

Premium payments must be made in a form acceptable to us before we can process it. You may pay your premium:

•	by personal check, drawn on a U.S. bank

•	by cashier’s check, if it originates in a U.S. bank

•	by third party check, when there is a clear relationship between the payor (individual, corporation, trust, etc.) and the insured and/or owner

•	wire transfers that originate in U.S. banks.

HOW PREMIUMS WORK

We will not accept premium payments in the following forms:

•	cash

•	credit card or check drawn against a credit card account

•	money order or traveler’s checks

•	cashier’s check drawn on a non-U.S. bank, even if the payment may be effected through a U.S. bank

•	third party check, if there is not a clear relationship between the payor (individual, corporation, trust, etc.) and the insured and/or owner

•	wires that originate from foreign bank accounts.

All unacceptable forms of premium payments will be returned to the payor along with a letter of explanation. We reserve the right to reject or accept any form of payment. If you make premium payments or loan repayments by electronic funds transfer or by check other than a cashier’s check, your payment of any withdrawal proceeds and any refund during the free look period may be delayed until we receive confirmation in our administrative office that your payment has cleared.

Monthly electronic funds transfer plan

Once you’ve made your first premium payment, you can make monthly premium payments using our electronic funds transfer plan. Here’s how it works:

•	You authorize us to withdraw a specified amount from your checking account each month

•	You can choose any day between the 4th and 28th of the month

•	If you do not specify a day for us to make the withdrawal, we’ll withdraw the premium payment on your policy’s monthly anniversary. If your policy’s monthly anniversary falls on the 1st, 2nd or 3rd of the month, we’ll withdraw the payment on the 4th of each month.

•	If you make monthly payments by the electronic funds transfer plan, we will apply the payments as premium payments unless we receive a new form requesting that payments be applied as a loan repayment.

Deductions from your premiums

We deduct a premium load of 6.35% from each premium payment you make.

This charge helps pay for the cost of distributing our policies, and is also used to pay state and local premium taxes, any other taxes that may be imposed, and to compensate us for certain costs or lost investment opportunities resulting from our amortization and delayed recognition of certain policy acquisition expenses for federal income tax purposes.

We reserve the right to increase the premium load if there is an increase in our costs associated with any federal, state or local taxes. Like other policy charges, we may profit from the premium load and may use these profits for any purpose, such as the payment of distribution and administrative expenses. We will notify you in advance if we change our current load rate.

Limits on the premium payments you can make

We will not accept premium payments after the insured reaches age 100.

Federal tax law puts limits on the amount of premium payments you can make in relation to your policy’s death benefit. These limits apply in the following situations:

•	If you’ve chosen the guideline premium test as your death benefit qualification test and accepting the premium means your policy will no longer qualify as life insurance for federal income tax purposes.

•	If applying the premium in that policy year means your policy will become a modified endowment contract. You may direct us to accept premium payments or other instructions that will cause your policy to be treated as a modified endowment contract by signing a modified endowment contract election form. You’ll find a detailed discussion of modified endowment contracts in Variable life insurance and your taxes. You should speak to a qualified tax adviser for complete information regarding modified endowment contracts.

•	If applying the premium payment to your policy will increase the net amount at risk. This will happen if your policy’s death benefit is equal to the guideline minimum death benefit or would be equal to it once we applied your premium payment.

You’ll find more detailed information regarding these situations in the SAI.

Allocating your premiums

We generally allocate your net premiums to the investment options you’ve chosen on your application on the day we receive them. We currently limit your allocations to 27 investment options at one time. Please turn to Your investment options for more information about the investment options.

We allocate your first premium on the free look transfer date. We hold your net premiums in the Money Market investment option until the free look transfer date, and then transfer them to the investment options you’ve chosen.

Portfolio optimization

The service. Portfolio optimization is an asset allocation service that Pacific Life offers at no additional charge for use within your policy. Asset allocation refers to the manner that investments are distributed among asset classes to help attain an investment goal. For your policy, portfolio optimization can help with decisions about how you should allocate your accumulated value among available investment options. The theory behind portfolio optimization is that diversification among asset classes can help reduce volatility over the long term.

As part of Pacific Life’s portfolio optimization service, Pacific Life has developed several asset allocation models (portfolio optimization models or models), each based on different profiles of an investor’s willingness to accept investment risk. If you decide to subscribe to the portfolio optimization service and select one of the portfolio optimization models, your initial net premium payment (in the case of a new application) or accumulated value, as applicable, will be allocated to the investment options according to the model you select. Subsequent net premium payments will also be allocated accordingly, unless you instruct us otherwise in writing. If you choose, you can rebalance your accumulated value quarterly, semi-annually, or annually, to maintain the current allocations of your portfolio optimization model, since changes in the net asset values of the underlying portfolios in each model will alter your asset allocation over time. If you also allocate part of your net premium payment or accumulated value that is not currently included in your model and you elect periodic rebalancing, such amounts will not be considered when rebalancing. If you subscribe to portfolio optimization and elect periodic rebalancing, only the investment options within your model will be rebalanced.

If you subscribe to portfolio optimization, Pacific Life will serve as your investment adviser for the service solely for purposes of development of the portfolio optimization models and periodic updates of the models. For more information on Pacific Life’s role as investment adviser for the portfolio optimization service, please see the brochure from Pacific Life’s Form ADV, the SEC investment adviser registration form, which will be delivered to you at the time you subscribe to the portfolio optimization service. Please contact us if you would like to receive a copy of this brochure.

On a periodic basis (typically annually) or when Pacific Life believes appropriate, the portfolio optimization models are evaluated and the models are updated, as discussed below. If you subscribe to portfolio optimization, Pacific Life instructs us to automatically reallocate your accumulated value or net premium payments, as applicable, in accordance with the model you select as it is updated from time to time based on discretionary authority that you grant to Pacific Life, unless you instruct it otherwise. In developing and periodically updating the portfolio optimization models, Pacific Life currently relies on the recommendations of an independent third-party analytical firm. Pacific Life may change the firm that it uses from time to time, or, to the extent permissible under applicable law, use no independent firm at all.

The portfolio optimization models. We offer five asset allocation models, each comprised of a carefully selected combination of investment options (reflecting the underlying portfolios of Pacific Select Fund). Development of the portfolio optimization models is a two-step process. First, an optimization analysis is performed to determine the breakdown of asset classes. Optimization analysis requires forecasting returns, standard deviations and correlation coefficients of asset classes over the desired investing horizon and an analysis using a state-of-the art program and a statistical analytical technique known as “mean-variance optimization.” Next, after the asset class exposures are known, a determination is made of how available investment options (underlying portfolios) can be used to implement the asset class level allocations. The investment options are selected by evaluating the asset classes represented by the underlying portfolios and combining investment options to arrive at the desired asset class exposures. The portfolio-specific analysis uses historical returns-based style analysis and asset performance and regression and

HOW PREMIUMS WORK

attribution analyses. It may also include portfolio manager interviews. Based on this analysis, investment options are selected in a way intended to optimize potential returns for each model, given a particular level of risk tolerance. This process could, in some cases, result in the inclusion of an investment option in a model based on its specific asset class exposure or other specific optimization factors, even where another investment option may have better historical performance.

Periodic updates of the portfolio optimization model and notices of updates. Each of the portfolio optimization models are evaluated periodically (generally, annually) to assess whether the combination of investment options within each model should be changed to better seek to optimize the potential return for the level of risk tolerance intended for the model. As a result of the periodic analysis, each model may change and investment options may be added to a model (including investment options not currently available), or investment options may be deleted from a model.

When your portfolio optimization model is updated, Pacific Life instructs us to automatically reallocate your accumulated value and any subsequent net premium payments in accordance with any changes to the model you have selected. This means the allocation of your accumulated value, and potentially the investment options in which you are invested, will automatically change and your accumulated value and any subsequent net premium payments will be automatically reallocated among the investment options in your updated model (independently of any automatic rebalancing you may have selected). Pacific Life requires that you grant Pacific Life discretionary investment authority to periodically instruct us to reallocate your accumulated value and any subsequent net premium payments in accordance with the updated version of the portfolio optimization model you have selected, if you wish to participate in portfolio optimization.

When Pacific Life updates the portfolio optimization models, we will send you written notice of the updated models at least 30 days in advance of the date Pacific Life intends the updated version of the model to be effective. You should carefully review these notices. If you wish to accept the changes in your selected model, you will not need to take any action, as your accumulated value and any subsequent net premium payments will be reallocated in accordance with the updated model automatically. If you do not wish to accept the changes to your selected model, you can change to a different model or withdraw from the portfolio optimization service.

Selecting a portfolio optimization model. If you choose to subscribe to the portfolio optimization service, you need to determine which portfolio optimization model is best for you. Neither PL&A nor Pacific Life will make this decision. You should consult with your registered representative on this decision. Your registered representative can help you determine which model is best suited to your financial needs, investment time horizon, and willingness to accept investment risk. You should periodically review these factors with your registered representative to determine if you should change models to keep up with changes in your personal circumstances. Your registered representative can assist you in completing the proper forms to subscribe to the portfolio optimization service or to change to a different model. You may, in consultation with your registered representative, utilize analytical tools made available by Pacific Life, including an investor profile questionnaire, which asks questions intended to help you or your registered representative assess your financial needs, investment time horizon, and willingness to accept investment risk. Your responses can be analyzed using the service available on the Pacific Life website. While the information from the Pacific Life website may assist you, it is your decision, in consultation with your registered representative, to select a model or to change to a different model, and PL&A and Pacific Life bear no responsibility for this decision.

You may change to a different model at any time by completing an investment policy statement. Please contact us or your registered representative for a copy of this form. You may discontinue the portfolio optimization service for your policy at any time with a proper written request or by telephone or electronic instructions provided we have your completed telephone and electronic authorization on file.

Risks. Although the models are designed to optimize returns given the various levels of risk, there is no assurance that a model portfolio will not lose money or that investment results will not experience volatility. Investment performance of your accumulated value could be better or worse by participating in a portfolio optimization model than if you had not participated. A model may perform better or worse than any single investment option or asset class or other combinations of investment options or asset classes. Model performance is dependent upon the performance of the component investment options (and their underlying portfolios). The timing of your investment and the frequency of automatic rebalancing may affect performance. Your accumulated value will fluctuate, and when redeemed, may be worth more or less than the original cost.

A portfolio optimization model may not perform as intended. Although the models are intended to optimize returns given various levels of risk tolerance, portfolio, market and asset class performance may differ in the future from the historical performance and assumptions upon which the models are based, which could cause the models to be ineffective or less effective in reducing volatility.

Periodic updating of the portfolio optimization models can cause the underlying portfolios to incur transactional expenses to raise cash for money flowing out of the portfolios or to buy securities with money flowing into the portfolios. These expenses can adversely affect performance of the pertinent portfolios and the models.

Pacific Life may be subject to competing interests that have the potential to influence its decision making with regard to portfolio optimization. For example, one portfolio may provide a higher advisory fee to Pacific Life than another portfolio, and provide Pacific Life with incentive to use the portfolio with the higher fee as part of a portfolio optimization model. In addition, Pacific Life may believe that certain portfolios may benefit from additional assets or could be harmed by redemptions. As adviser to Pacific Select Fund, Pacific Life monitors performance of the portfolios, and may, from time to time, recommend to the Pacific Select Fund’s Board of Trustees a change in portfolio management firm or strategy or the closure or merger of a portfolio, all of which could impact a model. All Pacific Select Fund portfolios are analyzed by the independent third party analytical firm. Pacific Life does not dictate to the third party analytical firm the number of portfolios in a model, the percent that any portfolio represents in a model, or which portfolios may be selected (other than to require exclusion of any portfolio that is expected to be liquidated, merged into another portfolio, or otherwise closed). Pacific Life believes its reliance on recommendations of an independent third-party analytical firm to develop and update the models (as described above) reduces or eliminates the potential for Pacific Life to be influenced by these competing interests, but there can be no assurance of this.

Pacific Life is under no contractual obligation to continue this service and has the right to terminate or change the portfolio optimization service at any time.

The models. Information concerning the portfolio optimization models is described below. These models are available effective May 5, 2006. For more information regarding the portfolio optimization models currently available, see Appendix B. You should review this information carefully before selecting or changing a model.

HOW PREMIUMS WORK

The current asset class exposure and portfolio optimization model allocations shown in the chart below may change over time, based on the periodic review of the models and reallocations which reflect updated recommendations.

Model A Conservative	Model B Moderate-Conservative	Model C Moderate	Model D Moderate-Aggressive	Model E Aggressive

Investor Profile

You are looking for a relatively stable investment and do not tolerate short- term market swings.	Your focus is on keeping pace with inflation and you can tolerate a moderate level of risk.	You want the opportunity for long-term moderate growth.	You want an investment that is geared for growth and are willing to accept above average risk.	You are an aggressive investor and can tolerate short-term market swings.
Shorter Investment Time Horizon <— — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — >Longer Investment Time Horizon Investor Objective

Primarily preservation of capital	Moderate growth	Steady growth in asset values	Moderately high growth in asset values	High growth in asset values

Risk Characteristics

There may be some losses in the values of the investment as asset values fluctuate.	There may be some losses in the values of the investment from year to year.	There will probably be some losses in the values of the underlying investments from year to year.

		Fluctuations in value should be less than those of the overall stock markets.	Some of these might be large, but the overall fluctuations in asset values should be less than those of the U.S. stock market.
Lower Risk <— — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — — >Higher Risk Asset Class Target Exposure

	Model A	Model B	Model C	Model D	Model E

Cash	10%	6%	1%	2%	2%

Bonds	67	50	39	18	6

Domestic Stocks	17	32	42	56	61

International Stocks	6	12	18	24	31

Portfolio Optimization Model Target Allocations as of May 5, 2006

	Model A	Model B	Model C	Model D	Model E

International Value	3%	5%	5%	5%	12%

International Small-Cap	—	—	2	3	3

Diversified Research	2	4	4	4	4

American Funds® Growth-Income	—	—	3	5	8

American Funds® Growth	—	2	3	6	8

Short Duration Bond	23	12	8	2	—

Diversified Bond	6	5	3	2	—

Growth LT	—	—	3	3	3

Mid-Cap Value	4	6	8	12	10

Large-Cap Growth	—	5	5	4	4

International Large-Cap	2	6	8	13	13

Equity Index	—	—	2	4	4

Small-Cap Index	—	—	—	2	2

Fasciano Small Equity	—	—	—	2	3

Small-Cap Value	—	2	2	—	—

Main Street® Core	8	7	6	4	2

Emerging Markets	—	—	3	4	4

Managed Bond	17	14	11	3	—

Inflation Managed	16	13	11	6	—

Money Market	8	4	—	—	—

High Yield Bond	5	4	2	—	—

Large-Cap Value	4	5	5	6	6

Comstock	2	4	4	4	4

Mid-Cap Growth	—	2	2	3	3

Real Estate	—	—	—	3	5

VN Small-Cap Value	—	—	—	—	2

	Less Volatile <— — — — — — — — — — — — — — — — — — — — — — — — — — >More Volatile

YOUR POLICY’S ACCUMULATED VALUE

Accumulated value is the value of your policy on any business day. It is used as the basis for determining policy benefits and charges.

We use it to calculate how much money is available to you for loans and withdrawals, and how much you’ll receive if you surrender your policy. It also affects the amount of the death benefit if you choose a death benefit option that’s calculated using accumulated value.

The accumulated value of your policy is not guaranteed – it depends on the performance of the investment options you’ve chosen, the premium payments you’ve made, policy charges and how much you’ve borrowed or withdrawn from the policy.

Calculating your policy’s accumulated value

Your policy’s accumulated value is the total amount allocated to the variable investment options and the fixed options, plus the amount in the loan account. Please see Taking out a loan for information about loans and the loan account.

We determine the value allocated to the variable investment options on any business day by multiplying the number of accumulation units for each variable investment option credited to your policy on that day, by the variable investment option’s unit value at the end of that day. The process we use to calculate unit values for the variable investment options is described in Your investment options.

Persistency credit

Your policy may be eligible for a persistency credit. Here’s how it works:

Beginning on your 6th policy anniversary and on each policy anniversary thereafter, we may credit your policy with a persistency credit of 0.35% on an annual basis. We calculate the persistency credit amount on your policy’s average accumulated value less any outstanding loan amount on each monthly payment date during the preceding policy year. We add it proportionately to your investment options according to your most recent allocation instructions.

Beginning on your 21st policy anniversary, we may increase your annual persistency credit to 0.45%.

Your policy’s persistency credit is not guaranteed, and we may discontinue the program at any time.

Monthly deductions

We deduct a monthly charge from your policy’s accumulated value in the investment options each monthly payment date. If there is not enough accumulated value to pay the monthly charge, your policy could lapse. The performance of the investment options you choose, not making planned premium payments, or taking out a loan all affect the accumulated value of your policy. You’ll find a discussion about when your policy might lapse, and what you can do to reinstate it, later in this section.

Unless you tell us otherwise, we deduct the monthly charge from the investment options that make up your policy’s accumulated value, in proportion to the accumulated value you have in each option. This charge is made up of four charges:

Cost of insurance

This charge is for providing you with life insurance protection. Like other policy charges, we may profit from the cost of insurance charge and may use these profits for any lawful purpose such as the payment of distribution and administrative expenses.

We deduct a cost of insurance charge based on the cost of insurance rate for your policy’s initial face amount and for each increase you make to the face amount.

There are maximum or guaranteed cost of insurance rates associated with your policy. These rates are shown in your policy’s specification pages. The guaranteed cost of insurance rate is $0 on and after the monthly deduction end date.

The guaranteed rates include the insurance risks associated with insuring one person. They are calculated using 1980 Commissioners Standard Ordinary Mortality Tables or the 1980 Commissioners Ordinary Mortality Table B, which are used for

YOUR POLICY’S ACCUMULATED VALUE

unisex cost of insurance rates. The rates are also based on the age, gender and risk class of the insured unless unisex rates are required. Unisex rates are used when a policy is owned by an employer in connection with employment-related or benefit programs.

Our current cost of insurance rates will apply uniformly to all members of the same class. Any changes in the cost of insurance rates will apply uniformly to all members of the same class. These rates generally increase as the person’s age increases, and they vary with the number of years the policy has been in force. Our current rates are lower than the guaranteed rates and they will not exceed the guaranteed rates in the future.

Guaranteed period

We’ll guarantee our current cost of insurance rates for five years.

If you increase the face amount, the cost of insurance rates associated with the increase will have a five-year guaranteed period. This will be effective on the day of the increase.

How we calculate cost of insurance

We calculate cost of insurance by multiplying the current cost of insurance rate by a discounted net amount at risk at the beginning of each policy month.

The discounted net amount at risk used in the cost of insurance calculation is the difference between a discounted death benefit that would be payable if the insured died and the accumulated value of your policy at the beginning of the policy month before the monthly charge is due. Because the monthly deduction of cost of insurance charges occurs in advance of the insurance coverage for the full month, we discount the death benefit for one full month at an assumed annual interest rate of 3%.

First, we calculate the total net amount at risk for your policy in two steps:

•	Step 1: we divide the death benefit that would be payable at the beginning of the policy month by 1.002466.

•	Step 2: we subtract your policy’s accumulated value at the beginning of the policy month from the amount we calculated in step 1.

Next, we allocate the net amount at risk in proportion to the face amount of each coverage layer that’s in force as of your monthly payment date.

We then multiply the amount of each allocated net amount at risk by the cost of insurance rate for each coverage segment. The sum of these amounts is your cost of insurance charge.

Premiums, net premiums, policy fees and charges, withdrawals, investment performance and fees and expenses of the underlying portfolios may affect your net amount at risk, depending on the option you choose or if your death benefit under the policy is the guideline minimum death benefit.

Administrative charge

We deduct a charge of $7.50 a month to help cover the costs of administering and maintaining our policies. We guarantee that this charge will not increase. The administrative charge is $0 on and after the monthly deduction end date.

Coverage charge

We deduct a coverage charge every month to help cover the costs of distributing our policies. Each coverage layer has its own coverage charge. The amount deducted monthly is the sum of the coverage charges calculated for each coverage layer in effect. Like other policy charges, we may profit from the coverage charge and may use these profits for any lawful purpose such as the payment of administrative costs. The coverage charge for each coverage component at issue is charged at a rate that is based on the insured’s age and risk classification on the policy date, the death benefit option you elect, the face amount of the coverage component, and a coverage charge per $1,000 of the initial face amount of that coverage component of your policy. Additional coverage layers will have a coverage charge calculated based on the same criteria, all as of the effective date of the coverage layer. The coverage charge per $1,000 for each coverage layer of basic coverage will remain level for 10 policy years, then is reduced in policy year 11 and thereafter. The coverage charge per $1,000 for each coverage layer of ABR coverage increases each policy year through policy year 10, then is reduced in policy year 11 and thereafter. The coverage charge per $1,000 for each coverage layer of additional coverage is guaranteed to remain level all policy years. We may charge less than our guaranteed rate. The coverage charges for your policy will be shown in your policy specifications.

An example

For a policy that insures a male non-smoker who is age 35 when the policy issued with $100,000 of basic coverage, $100,000 of ABR coverage and $50,000 of additional coverage, the monthly coverage charge deducted is:

If death benefit Option A is elected,

•	$16.65 during policy year 1 ($11.10 + $0 + $5.55 = $16.65)
•	$29.85 during policy year 5 ($11.10 + $13.20 + $5.55 = $29.85)
•	$46.35 during policy year 10 ($11.10 + $29.70 + $5.55 = $46.35)
•	$12.15 during policy year 11 and thereafter ($0 + $6.60 + $5.55 = $12.15)

Policy
Year	Basic coverage	ABR coverage	Additional coverage

1	0.111 per $1,000 ($100,000/1000) × 0.111 = $11.10	$0 per $1,000	0.111 per $1,000 ($50,000/1000) × 0.111 = $5.55

5	0.111 per $1,000 ($100,000/1000) × 0.111 = $11.10	0.132 per $1,000 ($100,000/1000) × 0.132 = $13.20	0.111 per $1,000 ($50,000/1000) × 0.111 = $5.55

10	0.111 per $1,000 ($100,000/1000) × 0.111 = $11.10	0.297 per $1,000 ($100,000/1000) × 0.297 = $29.70	0.111 per $1,000 ($50,000/1000) × 0.111 = $5.55

11+	$0 per $1,000	0.066 per $1,000 ($100,000/1000) × 0.066 = $6.60	0.111 per $1,000 ($50,000/1000) × 0.111 = $5.55

If death benefit Option B is elected,

•	$24.15 during policy year 1 ($16.10 + $0 + $8.05 = $24.15)
•	$45.75 during policy year 5 ($16.10 + $21.60 + $8.05 = $45.75)
•	$72.75 during policy year 10 ($16.10 + $48.60 + $8.05 = $72.75)
•	$18.85 during policy year 11 and thereafter ($0 + $10.80 + $8.05 = $18.85)

Policy
Year	Basic coverage	ABR coverage	Additional coverage

1	0.161 per $1,000 ($100,000/1000) × 0.161 = $16.10	$0 per $1,000	0.161 per $1,000 ($50,000/1000) × 0.161 = $8.05

5	0.161 per $1,000 ($100,000/1000) × 0.161 = $16.10	0.216 per $1,000 ($100,000/1000) × 0.216 = $21.60	0.161 per $1,000 ($50,000/1000) × 0.161 = $8.05

10	0.161 per $1,000 ($100,000/1000) × 0.161 = $16.10	0.486 per $1,000 ($100,000/1000) × 0.486 = $48.60	0.161 per $1,000 ($50,000/1000) × 0.161 = $8.05

11+	$0 per $1,000	0.108 per $1,000 ($100,000/1000) × 0.108 = $10.80	0.161 per $1,000 ($50,000/1000) × 0.161 = $8.05

If you increase the face amount, each increase will have a corresponding coverage charge based on the amount of the increase and the age and risk classification of the insured at the time of the increase. We’ll specify the charge in a supplemental schedule of benefits at the time of the increase. We’ll apply each charge from the day of the increase. If you decrease the face amount, the charge will remain the same.

The face amount charge is $0 on and after the monthly deduction end date.

Asset charge

During the first 10 policy years, we deduct an asset charge every month at an annual rate of 0.75% (0.0625% monthly) on the first $25,000 of your policy’s accumulated value in the variable investment options plus an annual rate of 0.35% (0.0292% monthly) of the accumulated value in the investment options that exceeds $25,000.

YOUR POLICY’S ACCUMULATED VALUE

In policy year 11 and thereafter, we deduct an asset charge every month at an annual rate of 0.45% (0.0375% monthly) on the first $25,000 of your policy’s accumulated value in the variable investment options plus an annual rate of 0.05% (0.0042% monthly) of the accumulated value in the investment options that exceeds $25,000.

For purposes of this charge, the amount of accumulated value is calculated on the monthly payment date before we deduct the monthly charge, but after we deduct any outstanding policy debt, withdrawals or loans, or allocate any new net premiums.

The annual rate for the asset charge is 0% on and after the monthly deduction end date.

An example

For a policy with accumulated value of $30,000 in the variable investment options, the monthly asset charge is:

In policy year 1, $17.09 (($25,000 × 0.0625%) + ($5,000 × 0.0292%) = $15.63 + $1.46)

In policy year 11, $9.59 (($25,000 × 0.0375%) + ($5,000 × 0.0042%) = $9.38 + $0.21).

Charges for optional riders

If you add any riders to your policy, we add any charges for them to your monthly charge.

Lapsing and reinstatement

There is no guarantee that your policy will not lapse even if you pay your planned periodic premium. Your policy will lapse if there is not enough accumulated value, after subtracting any policy debt, to cover the monthly charge on the day we make the deduction. Your policy’s accumulated value is affected by the following:

•	loans or withdrawals you make from your policy

•	not making planned premium payments

•	the performance of your investment options

•	charges under the policy.

If there is not enough accumulated value to pay the total monthly charge, we deduct the amount that’s available and send you, and anyone you’ve assigned your policy to, a notice telling you the amount to pay to keep your policy in force. This amount is based on the sum of the monthly charges not deducted plus three times the monthly charges due when this insufficiency occurred, adjusted to add premium load.

We’ll give you a grace period of 61 days from the date we send the notice to pay sufficient premium to keep your policy in force. Your policy will remain in force during the grace period.

If you do not make the minimum payment

If we do not receive your payment within the grace period, your policy will lapse with no value. This means we’ll end your life insurance coverage.

If you make the minimum payment

If we receive your payment within the grace period, we’ll allocate your net premium to the investment options you’ve chosen and deduct the monthly charge from your investment options in proportion to the accumulated value you have in each option.

If your policy is in danger of lapsing and you have policy debt, you may find that making the minimum payment would cause the total premiums paid to exceed the maximum amount for your policy’s face amount under tax laws. In that situation, we will not accept the portion of your payment that would exceed the maximum amount. To stop your policy lapsing, you’ll have to repay a portion of your policy debt.

Remember to tell us if your payment is a premium payment. Otherwise, we’ll treat it as a loan repayment.

How to avoid future lapsing

To stop your policy from lapsing in the future, you may want to make larger or more frequent premium payments if tax laws permit it. Or if you have a loan, you may want to repay a portion of it.

Paying death benefit proceeds during the grace period

If the insured dies during the grace period, we’ll pay death benefit proceeds to your beneficiary. We’ll reduce the payment by any unpaid monthly charges and any policy debt.

Reinstating a lapsed policy

If your policy lapses, you have five years from the end of the grace period to apply for a reinstatement. We’ll reinstate it if you send us the following:

•	a written application

•	evidence satisfactory to us that the insured is still insurable

•	a premium payment sufficient to:

•	cover all unpaid monthly charges that were due in the grace period, and

•	keep your policy in force for three months after the day your policy is reinstated.

We’ll reinstate your policy as of the first monthly payment date on or after the day we approve the reinstatement. When we reinstate your policy, its accumulated value will be the same as it was on the day your policy lapsed. We’ll allocate it according to your most recent premium allocation instructions.

If the policy is reinstated as of the first monthly payment date following lapse, the policy will be reinstated as if coverage was continuous and no lapse occurred. If the policy is reinstated on a monthly payment date other than the first monthly payment date following lapse:

•	Monthly deductions will be reinstated as if coverage was continuous and no lapse occurred. No monthly deductions will be charged between the date of lapse and date of reinstatement.

•	Surrender charges for the policy will be the same as at the beginning of the grace period, and will decrease on the same schedule as if no lapse occurred.

Reinstating a lapsed policy with policy debt

If you had policy debt when your policy lapsed, we will not pay or credit interest on it during the period between the lapsing and reinstatement of your policy. There are special rules that apply to reinstating a policy with policy debt:

•	If we reinstate your policy on the first monthly payment date that immediately follows the lapse, we’ll also reinstate the policy debt that was outstanding the day your policy lapsed.

•	If we reinstate your policy on any monthly payment date other than the monthly payment date that immediately follows the lapse, we’ll deduct the outstanding loan amount from your policy’s accumulated value. This means you will no longer have an outstanding loan amount when your policy is reinstated. However, we will reinstate your loan if you ask us to in writing.

YOUR INVESTMENT OPTIONS

This section tells you about the investment options available under your policy and how they work.

We put your premium payments in our general and separate accounts. We own the assets in our accounts and allocate your net premiums, less any charges, to the investment options you’ve chosen. Amounts allocated to the fixed options are held in our general account. Amounts allocated to the variable investment options are held in our separate account. You’ll find information about when we allocate net premiums to your investment options in How premiums work.

Your policy’s accumulated value may be allocated to up to 27 investment options at any one time. You choose your initial investment options on your application. If you choose more than one investment option, you must tell us the dollar amount or percentage you want to allocate to each option. You can change your premium allocation instructions at any time.

You can change your premium allocation instructions by writing or sending a fax. If we have your completed telephone and electronic authorization on file, you can call us at 1-888-595-6997 or submit a request electronically. Or you can ask your registered representative to contact us. You’ll find more information regarding telephone and electronic instructions in Pacific Select Exec IV-NY basics.

The investment options you choose, and how they perform, will affect your policy’s accumulated value and may affect the death benefit. Please review the investment options carefully and ask your registered representative to help you choose the right ones for your goals and tolerance for risk. Make sure you understand any costs you may pay directly and indirectly on your investment options because they will affect the value of your policy.

Variable investment options

You can choose from a selection of variable investment options. Each variable investment option is set up as a variable account under our separate account and invests in a corresponding portfolio of the Pacific Select Fund, the Fidelity Variable Insurance Products Funds (“Fidelity VIP Funds”), the BlackRock Variable Series Funds, Inc., the T. Rowe Price Equity Series, Inc. and the Van Eck Worldwide Insurance Trust. Each portfolio invests in different securities and has its own investment goals, strategies and risks. The value of each portfolio will fluctuate with the value of the investments it holds, and returns are not guaranteed. Your policy’s accumulated value will fluctuate depending on the investment options you’ve chosen. You bear the investment risk of any variable investment options you choose.

Pacific Life is the investment adviser for the Pacific Select Fund.

Fidelity Management & Research Company is the manager of the Fidelity Variable Insurance Products Funds. They retain other portfolio managers to manage the portfolios of the Fidelity VIP Funds available under your policy.

BlackRock Advisors, LLC is the investment adviser of the BlackRock Variable Series Funds, Inc. and has retained a sub-advisor for the portfolios available under your policy.

T. Rowe Price Associates, Inc. is the investment manager of the T. Rowe Price Equity Series, Inc. and manages the portfolios available under your policy directly.

Van Eck Associates Corporation is the investment adviser of the Van Eck Worldwide Insurance Trust and manages the portfolio available under your policy directly.

PL&A is not responsible for the operation of the Fidelity VIP Funds, the BlackRock Variable Series Funds, Inc., the T. Rowe Price Equity Series, Inc. or the Van Eck Worldwide Insurance Trust or any of their portfolios. We also are not responsible for ensuring that the Fidelity VIP Funds, the BlackRock Variable Series Funds, Inc., the T. Rowe Price Equity Series, Inc. or the Van Eck Worldwide Insurance Trust and their portfolios comply with any laws that apply.

The following chart is a summary of the fund portfolios. You’ll find detailed descriptions of the portfolios in each fund prospectus that accompanies this prospectus. There’s no guarantee that a portfolio will achieve its investment objective. You should read each fund prospectus carefully before investing.

PACIFIC SELECT FUND PORTFOLIO	INVESTMENT GOAL	THE PORTFOLIO’S MAIN INVESTMENTS	PORTFOLIO MANAGER

International Value	Long-term capital appreciation.	Equity securities of relatively large non- U.S. companies believed to be undervalued.	AllianceBernstein L.P.

International Small-Cap	Long-term growth of capital.	Equity securities of non-U.S. companies with small market capitalizations.	Batterymarch Financial Management, Inc.

Diversified Research	Long-term growth of capital.	Equity securities of U.S. companies and foreign companies with significant markets in the U.S.	Capital Guardian Trust Company

Equity	Capital appreciation. (Current income is of secondary importance.)	Equity securities of U.S. growth-oriented companies.	Capital Guardian Trust Company

American Funds Growth-Income	Long-term growth of capital and income.	A master fund that invests in equity securities of both U.S. and non-U.S. companies of any size and other securities which demonstrate the potential for appreciation and/or dividends.	Capital Research and Management Company (adviser to the Master Growth- Income Fund)

American Funds Growth	Long-term growth of capital.	A master fund that invests in equity securities of both U.S. and non-U.S. companies of any size that appear to offer superior opportunities for growth of capital.	Capital Research and Management Company (adviser to the Master Growth Fund)

Technology	Long-term growth of capital.	Equity securities in the technology sector (including derivatives).	Columbia Management Advisors, LLC

Short Duration Bond	Current income. (Capital appreciation is of secondary importance.)	High quality fixed income securities with an average portfolio duration not likely to exceed 3 years.	Goldman Sachs Asset Management, L.P.

Concentrated Growth	Long-term growth of capital.	Equity securities selected for their growth potential.	Goldman Sachs Asset Management, L.P.

Diversified Bond	Maximize total return consistent with prudent investment management.	Fixed income securities of varying qualities and terms to maturity of both U.S. and non-U.S. companies.	J.P. Morgan Investment Management, Inc.

Growth LT	Long-term growth of capital.	Equity securities of companies of any size.	Janus Capital Management LLC

Focused 30	Long-term growth of capital.	U.S. and foreign equity securities selected for their growth potential.	Janus Capital Management LLC

Health Sciences	Long-term growth of capital.	Equity securities of companies in the health sciences sector (including derivatives).	Jennison Associates LLC

Mid-Cap Value	Capital appreciation.	Equity securities of medium-sized U.S. companies believed to be undervalued.	Lazard Asset Management LLC

Large-Cap Growth (formerly Blue Chip)	Long-term growth of capital. (Current income is of secondary importance.)	Equity securities of large-capitalization growth companies.	Loomis, Sayles & Company, L.P.

Capital Opportunities	Long-term growth of capital.	Equity securities with the potential for long-term growth of capital.	MFS Investment Management

YOUR INVESTMENT OPTIONS

PACIFIC SELECT FUND PORTFOLIO	INVESTMENT GOAL	THE PORTFOLIO’S MAIN INVESTMENTS	PORTFOLIO MANAGER

International Large-Cap	Long-term growth of capital.	Equity securities of companies with large market capitalizations located outside the U.S.	MFS Investment Management

Equity Index	Investment results that correspond to the total return of common stocks publicly traded in the U.S.	Equity securities of companies that are included in or representative of the S&P 500 Index® (including derivatives).	BlackRock Investment Management, LLC

Small-Cap Index	Investment results that correspond to the total return of an index of small capitalization companies.	Equity securities of small companies that are included in or representative of the Russell 2000 Index (including derivatives).	BlackRock Investment Management, LLC

Fasciano Small Equity	Capital appreciation.	Equity securities of small companies believed to have sustainable earnings growth.	Neuberger Berman Management Inc.

Small-Cap Value	Long-term growth of capital.	Equity securities of small companies believed to be undervalued.	NFJ Investment Group L.P.

Multi-Strategy	High total return.	A mix of equity and fixed income securities.	OppenheimerFunds, Inc.

Main Street® Core	Long-term growth of capital and income.	Equity securities of large U.S. companies.	OppenheimerFunds, Inc.

Emerging Markets	Long-term growth of capital.	Equity securities of companies that are located in countries generally regarded as “emerging market” countries.	OppenheimerFunds, Inc.

Managed Bond	Maximize total return consistent with prudent investment management.	Medium and high-quality fixed income securities with varying terms to maturity, and derivatives relating to such securities or related indices.	Pacific Investment Management Company LLC

Inflation Managed	Maximize total return consistent with prudent investment management.	Fixed income securities of varying maturities with a focus on inflation-indexed bonds, and forward contracts and derivatives relating to such securities.	Pacific Investment Management Company LLC

Money Market	Current income consistent with preservation of capital.	Highest quality money market instruments believed to have limited credit risk.	Pacific Life

High Yield Bond	High level of current income.	Fixed income securities with lower and medium-quality credit ratings and intermediate to long terms to maturity.	Pacific Life

Large-Cap Value	Long-term growth of capital. (Current income is of secondary importance.)	Equity securities of large U.S. companies.	ClearBridge Advisors, LLC

Comstock	Long-term growth of capital.	Equity securities with the potential for long- term growth of capital and income.	Van Kampen

Mid-Cap Growth	Long-term growth of capital.	Equity securities of medium-sized companies believed to have above-average growth potential.	Van Kampen

Real Estate	Current income and long-term capital appreciation.	Equity securities of companies principally engaged in the U.S. real estate industry.	Van Kampen

VN Small-Cap Value	Long-term growth of capital.	Equity securities of small companies believed to be undervalued.	Vaughan Nelson Investment Management, L.P.

FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS	INVESTMENT GOAL	THE PORTFOLIO’S MAIN INVESTMENTS	PORTFOLIO MANAGER

Fidelity VIP Contrafund® Service Class 2	Long-term capital appreciation.	Equity securities of companies whose value is believed not fully recognized by the public.	FMR Co., Inc.

Fidelity VIP Growth Service Class 2	Capital appreciation.	Equity securities of companies believed to have above-average growth potential.	FMR Co., Inc.

Fidelity VIP Mid Cap Service Class 2	Long-term growth of capital.	Equity securities primarily of companies with medium market capitalization.	FMR Co., Inc.

Fidelity VIP Value Strategies Service Class 2	Capital appreciation.	Equity securities of companies believed to be undervalued in the marketplace.	FMR Co., Inc.

BLACKROCK VARIABLE SERIES FUNDS, INC.	INVESTMENT GOAL	THE PORTFOLIO’S MAIN INVESTMENTS	PORTFOLIO MANAGER

BlackRock Basic Value V.I. Fund Class III	Capital appreciation. (Income is of secondary importance.)	Equity securities believed to be undervalued.	BlackRock Advisors, LLC

BlackRock Global Allocation V.I. Fund Class III	High total investment return.	A mix of U.S. and foreign equity, debt and money market securities	BlackRock Advisors, LLC

T. ROWE PRICE EQUITY SERIES, INC.	INVESTMENT GOAL	THE PORTFOLIO’S MAIN INVESTMENTS	PORTFOLIO MANAGER

T. Rowe Price Blue Chip Growth Portfolio – II	Long-term capital growth. (Income is a secondary objective.)	Equity securities of large and medium-sized “blue chip” growth companies.	T. Rowe Price Associates, Inc.

T. Rowe Price Equity Income Portfolio – II	Substantial dividend income and long-term capital growth.	Equity securities with a focus on well-established companies paying above-average dividends.	T. Rowe Price Associates, Inc.

VAN ECK WORLDWIDE INSURANCE TRUST	INVESTMENT GOAL	THE PORTFOLIO’S MAIN INVESTMENTS	PORTFOLIO MANAGER

Van Eck Worldwide Hard Assets Fund	Long-term capital appreciation. (Income is of secondary importance.)	A mix of U.S. and foreign hard asset[1] securities	Van Eck Associates Corporation

[1]	Hard asset securities are stocks, bonds and other securities of companies that derive at least 50% of gross revenue or profit from exploration, development, production, distribution or facilitation of processes relating to: a) precious metals, b) natural resources, c) real estate and d) commodities. In addition, hard asset securities shall include any derivative securities the present value of which are based upon hard asset securities and/or hard asset commodities.

Calculating unit values

When you choose a variable investment option, we credit your policy with accumulation units. The number of units we credit equals the amount we’ve allocated divided by the unit value of the variable account. Similarly, the number of accumulation units in your policy will be reduced when you make a transfer, withdrawal or loan from a variable investment option, and when your monthly charges are deducted.

An example

You ask us to allocate $6,000 to the Inflation Managed investment option on a business day. At the end of that day, the unit value of the variable account is $15. We’ll credit your policy with 400 units ($6,000 divided by $15).

The value of an accumulation unit is the basis for all financial transactions relating to the variable investment options. The value of an accumulation unit is not the same as the value of a share in the underlying portfolio. We calculate the unit value for each variable account once every business day, usually at or about 4:00 p.m. Eastern time.

YOUR INVESTMENT OPTIONS

Generally, for any transaction, we’ll use the next unit value calculated after we receive your written request. If we receive your written request before the time of the close of the New York Stock Exchange, which is usually 4:00 p.m. Eastern time, on a business day, we’ll use the unit value calculated as of the end of that business day. If we receive your request at or after the time of the close of the New York Stock Exchange on a business day, we’ll use the unit value calculated as of the end of the next business day.

If a scheduled transaction falls on a day that is not a business day, we’ll process it as of the end of the next business day. For your monthly charge, we’ll use the unit value calculated on your monthly payment date. If your monthly payment date does not fall on a business day, we’ll use the unit value calculated as of the end of the next business day. For information about timing of transactions, see Pacific Select Exec IV-NY basics.

The unit value calculation is based on the following:

•	the investment performance of the underlying portfolio

•	any dividends or distributions paid by the underlying portfolio

•	any charges for any taxes that are, or may become, associated with the operation of the variable account.

The unit value of a variable account will change with the value of its corresponding portfolio. Changes in the unit value of a variable account will not change the number of accumulation units credited to your policy.

Fees and expenses paid by the funds

Each fund pays advisory fees and other expenses. These are deducted from the assets of the fund’s portfolios and may vary from year to year. They are not fixed and are not part of the terms of your policy. You’ll find more about fund fees and expenses in Fee tables and in each fund’s prospectus. If you choose a variable investment option, these fees and expenses affect you indirectly because they reduce portfolio returns. Each fund is governed by its own Board of Trustees or Board of Directors.

The SEC recently approved a rule change which will require the Boards of Trustees/ Directors of mutual funds to determine whether a redemption fee (not to exceed 2%) or other trading (transfer) restrictions should be imposed. A redemption fee is a fee that would be charged by and paid to the fund (not to PL&A). In the event the Board of Trustees/Directors of any underlying funds imposes such fees or limitations, we will pass them on to you.

Fixed options

You can also choose from two fixed options: the Fixed account and the Fixed LT account. The fixed options provide a guaranteed minimum annual rate of interest. The amounts allocated to the fixed options are held in our general account. We have contracted with Pacific Life to manage our general account assets, subject to investment policies, objectives, directions and guidelines established by our Board.

Here are some things you need to know about the fixed options:

•	Accumulated value allocated to the fixed options earns interest on a daily basis, using a 365-day year. Our minimum annual interest rate is 3% during the first 10 policy years, and 3.3% thereafter.

•	We may offer a higher annual interest rate on the fixed options. If we do, we’ll guarantee the higher rate until your next policy anniversary.

•	There are no investment risks or direct charges.

•	There are limitations on when and how much you can transfer from the fixed options. These limitations are described below, in Transferring among investment options.

•	We may place a limit of $1,000,000 on amounts allocated to the fixed options in any 12-month period. This includes allocations of net premium, transfers, and loan repayments for all PL&A policies you own. Any allocations in excess of $1,000,000 will be allocated to your other investment options according to your most recent instructions. We may increase the $1,000,000 limit at any time at our sole discretion. To find out if a higher limit is in effect, ask your registered representative or contact us.

Transferring among investment options and market-timing restrictions

Transfers

You can transfer among your investment options any time during the life of your policy without triggering any current income tax. If your state requires us to refund your premiums when you exercise your right to cancel, you can make transfers and use transfer programs only after the free look transfer date. Your transfer of accumulated value on the free look transfer date does not count as a transfer for purpose of applying the limitations described in this section. You can make transfers by writing to us, by making a telephone or electronic transfer, or by signing up for one of our automatic transfer services. You’ll find more information about making telephone and electronic transfers in Pacific Select Exec IV-NY basics.

Transfers will normally be effective as of the end of the business day we receive your written, telephone or electronic request.

Here are some things you need to know about making transfers:

•	Your policy’s accumulated value may be invested in up to 27 investment options at one time.

•	Transfers are limited to 25 for each calendar year.

•	If you have used all 25 transfers available to you in a calendar year, you may no longer make transfers between the investment options until the start of the next calendar year. However, you may make one (1) transfer of all or a portion of your policy’s accumulated value remaining in the variable investment options into the Money Market investment option prior to the start of the next calendar year.

•	Additionally, only two (2) transfers in any calendar month may involve any of the following investment options: International Value, International Small-Cap, International Large-Cap, Emerging Markets, BlackRock Global Allocation V.I. Fund Class III or Van Eck Worldwide Hard Assets Fund.

•	For the purpose of applying the limitations, multiple transfers that occur on the same day are considered one (1) transfer. Transfers into the loan account, a transfer of accumulated value from the loan account into your investment options following a loan payment, or transfers that occur as a result of the dollar cost averaging service, the portfolio rebalancing service, the first year transfer service or an approved asset allocation service are excluded from the limitation. Also, allocations of premium payments are not subject to these limitations.

•	Transfers to or from a variable investment option cannot be made before the seventh calendar day following the last transfer to or from the same variable investment option. If the seventh calendar day is not a business day, then a transfer may not occur until the next business day. The day of the last transfer is not considered a calendar day for purposes of meeting this requirement. For example, if you make a transfer into the Diversified Research variable investment option on Monday, you may not make any transfers to or from that variable investment option before the following Monday. Transfers to or from the Money Market variable investment option are excluded from this limitation.

•	There is no minimum amount required if you’re making transfers between variable investment options.

•	You can make transfers from the variable investment options to the fixed options only in the policy month right before each policy anniversary.

•	You can make one transfer in any 12-month period from each fixed option, except if you’ve signed up for the first year transfer service (see Transfer Services later in this section). Such transfers are limited to:

•	$5,000 or 25% of your policy’s accumulated value in the Fixed account

•	$5,000 or 10% of your policy’s accumulated value in the Fixed LT account

The restrictions for transfers from the Fixed LT account are temporarily waived during the first policy year. You will be permitted to transfer any amount out of the Fixed LT account at any time during the first twelve policy months, subject to the transfer limitations described in this section called Transfers. We reserve the right to discontinue this waiver at any time. However, if the waiver is in effect on the date you sign the application for your policy, the waiver on transfer restrictions will remain in effect for your first policy year.

We reserve the right, in our sole discretion, to waive the transfer restrictions on the fixed options. Please contact us or your registered representative to find out if a waiver is currently in effect.

•	Currently, there is no charge for making a transfer but we may charge you in the future. The maximum fee we will charge for a transfer is $25 per transfer in excess of 12 per policy year.

YOUR INVESTMENT OPTIONS

•	There is no minimum required value for the investment option you’re transferring to or from.

•	You cannot make a transfer if your policy is in the grace period and is in danger of lapsing.

•	We can restrict or suspend transfers.

•	We will send you written notice if we refuse or delay your transfer request.

•	We have the right to impose limits on transfer amounts, the value of the investment options you’re transferring to or from, or impose further limits on the number and frequency of transfers you can make. Any policy we establish with regard to the exercise of any of these rights will be applied uniformly to all policy owners.

There are no exceptions to the above transfer limitations in the absence of an error by us, a substitution of investment options, or reorganization of underlying portfolios or other extraordinary circumstances.

Market-timing restrictions

The policy is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the market. Accordingly, organizations or individuals that use market-timing investment strategies and make frequent transfers should not purchase the policy. Such frequent trading can disrupt management of the underlying portfolios and raise expenses. The transfer limitations set forth above are intended to reduce frequent trading. In addition, we monitor certain large transaction activity in an attempt to detect trading that may be disruptive to the portfolios. In the event transfer activity is found to be disruptive, certain future subsequent transfers by such policy owners, or by a registered representative or other party acting on behalf of one or more policy owners, will require preclearance. Frequent trading and large transactions that are disruptive to portfolio management can have an adverse effect on portfolio performance and therefore your policy’s performance. Such trading may also cause dilution in the value of the investment options held by long-term policy owners. While these issues can occur in connection with any of the underlying portfolios, portfolios holding securities that are subject to market pricing inefficiencies are more susceptible to abuse. For example, portfolios holding international securities may be more susceptible to time-zone arbitrage which seeks to take advantage of pricing discrepancies occurring between the time of the closing of the market on which the security is traded and the time of pricing of the portfolios.

Our policies and procedures which limit the number and frequency of transfers and which may impose preclearance requirements on certain large transactions are applied uniformly to all policy owners. However, there is a risk that these policies and procedures will not detect all potentially disruptive activity or will otherwise prove ineffective in whole or in part. Further, we and our affiliates make available to our variable life insurance policy owners and variable annuity contract owners underlying funds not affiliated with us. We are unable to monitor or restrict the trading activity with respect to shares of such funds not sold in connection with our contracts. In the event the Board of Trustees/Directors of any underlying fund imposes a redemption fee or trading (transfers) limitations, we will pass them on to you.

We reserve the right to restrict, in our sole discretion and without prior notice, transfers initiated by a market timing organization or individual or other party authorized to give transfer instructions on behalf of multiple policy owners. Such restrictions could include:

•	not accepting transfer instructions from an agent acting on behalf of more than one policy owner, and

•	not accepting preauthorized transfer forms from market timers or other entities acting on behalf of more than one policy owner at a time.

We further reserve the right to impose, without prior notice, restrictions on transfers that we determine, in our sole discretion, will disadvantage or potentially hurt the rights or interests of other policy owners.

Transfer services

We offer three services that allow you to make automatic transfers of accumulated value from one investment option to another. Under the dollar cost averaging and portfolio rebalancing services, you can transfer among the variable investment options. Under the first year transfer service, you can make transfers from the Fixed account to the Fixed LT account and the variable investment options.

You may only participate in one transfer service at any time. We have the right to discontinue, modify or suspend any of these transfer services at any time.

Detailed information regarding each transfer service appears in the SAI.

Dollar cost averaging

Our dollar cost averaging service allows you to make scheduled transfers of $50 or more between variable investment options. It does not allow you to make transfers to or from either of the fixed options. We process transfers as of the end of the business day on your policy’s monthly, quarterly, semi-annual or annual anniversary, depending on the interval you choose. You must have at least $5,000 in a variable investment option to start the service.

Since the value of accumulation units can change, more units are credited for a scheduled transfer when unit values are lower, and fewer units when unit values are higher. This allows you to average the cost of investments over time. Investing this way does not guarantee profits or prevent losses.

We will not charge you for the dollar cost averaging service or for transfers made under this service, even if we decide to charge you in the future for transfers outside of the service, except if we have to by law.

Portfolio rebalancing

As the value of the underlying portfolios changes, the value of the allocations to the variable investment options will also change. The portfolio rebalancing service automatically transfers your policy’s accumulated value among the variable investment options according to your original percentage allocations.

Because the portfolio rebalancing service matches your original percentage allocations, we may transfer money from an investment option with relatively higher returns to one with relatively lower returns.

We do not currently charge for the portfolio rebalancing service or for transfers made under this service.

First year transfer

Our first year transfer service allows you to make monthly transfers during the first policy year from the Fixed account to the variable investment options or the Fixed LT account. It does not allow you to transfer among variable investment options. You enroll in the service when you apply for your policy and include specific details on your application.

This service allows you to average the cost of investments over your first policy year. Investing this way does not guarantee profits or prevent losses.

We do not currently charge for the first year transfer service or for transfers made under this service.

WITHDRAWALS, SURRENDERS AND LOANS

You can take out all or part of your policy’s accumulated value while your policy is in force by making withdrawals or surrendering your policy. You can take out a loan from us using your policy as security. You can also use your policy’s loan and withdrawal features to supplement your income, for example, during retirement.

Making a withdrawal, taking out a loan or surrendering your policy can change your policy’s tax status, generate taxable income, or make your policy more susceptible to lapsing. Be sure to plan carefully before using these policy benefits.

If you withdraw a larger amount than you’ve paid into your policy, your withdrawal may be considered taxable income.

For more information on the tax treatment of withdrawals or loans, or in the event you surrender your policy, see Variable life insurance and your taxes.

Making withdrawals

You can withdraw part of your policy’s net cash surrender value starting on your policy’s first anniversary. Here’s how it works:

•	You must send us a written request that’s signed by all owners.

•	Each withdrawal must be at least $500, and the net cash surrender value of your policy after the withdrawal must be at least $500.

•	If your policy has an outstanding loan amount, the maximum withdrawal you can take is the amount, if any, by which the cash surrender value just before the withdrawal exceeds the outstanding loan amount divided by 90%.

•	We will not accept your request to make a withdrawal if it will cause your policy to become a modified endowment contract, unless you’ve told us in writing that you want your policy to become a modified endowment contract.

•	We’ll charge you $25 for each withdrawal you make.

•	You can choose to receive your withdrawal in a lump sum or use it to buy an income benefit. Please see the discussion about income benefits in General information about your policy.

•	If you do not tell us which investment options to take the withdrawal from, we’ll deduct the withdrawal and the withdrawal charge from all of your investment options in proportion to the accumulated value you have in each option.

•	The accumulated value, cash surrender value and net cash surrender value of your policy will be reduced by the amount of each withdrawal.

•	If the insured dies after you’ve sent a withdrawal request to us, but before we’ve made the withdrawal, we’ll deduct the amount of the withdrawal from any death benefit proceeds owing.

How withdrawals affect your policy’s death benefit

Making a withdrawal will affect your policy’s death benefit in the following ways:

•	If your policy’s death benefit does not equal the guideline minimum death benefit, the death benefit will decrease by the amount of your withdrawal.

•	If your policy’s death benefit equals the guideline minimum death benefit, the death benefit may decrease by more than the amount of your withdrawal.

How withdrawals affect your policy’s face amount

If you’ve chosen death benefit Option B or Option C, making a withdrawal does not reduce your policy’s face amount.

If you’ve chosen death benefit Option A, a withdrawal may reduce your face amount. You can make one withdrawal during each of the first 15 policy years of up to 10% of the total premium payments you’ve made without reducing your policy’s face amount. If you withdraw a larger amount, or make additional withdrawals, the face amount will be reduced by the amount, if any, by which the face amount exceeds the result of the death benefit immediately before the withdrawal minus the amount of the withdrawal.

If a reduction in face amount is required as a result of a withdrawal, we will reduce the face amounts of the coverage layers as described in The death benefit: Changing the face amount.

Taking out a loan

You can borrow money from us any time while your policy is in force. The maximum amount available to borrow is less than 100% of your accumulated value.

Taking out a loan will affect the growth of your policy’s accumulated value, and may affect the death benefit.

You may request a loan either by sending us a request in writing, over the telephone or electronically. You’ll find more information about requesting a loan by telephone or electronically in Pacific Select Exec IV-NY basics.

When you borrow money from us, we use your policy’s accumulated value as security. You pay interest on the amount you borrow. The accumulated value set aside to secure your loan also earns interest. Here’s how it works:

•	To secure the loan, we transfer an amount equal to the amount you’re borrowing from your accumulated value in the investment options to the loan account. We’ll transfer this amount from your investment options in proportion to the accumulated value you have in each option, unless you tell us otherwise.

•	Interest owing on the amount you’ve borrowed accrues daily at an annual rate of 3.55%. Interest that has accrued during the policy year is due on your policy anniversary. If you do not pay the interest when it’s due, we’ll add it to the amount of your loan and begin accruing interest on it from the day it was due. We’ll also transfer an amount equal to the interest that was due, from your policy’s accumulated value to the loan account. We’ll transfer this amount from your investment options in proportion to the accumulated value you have in each option.

•	The amount in the loan account earns interest daily at an annual rate of at least 3% during the first 10 policy years, and 3.3% thereafter. On your policy anniversary, we transfer the interest that has been credited to the loan account proportionately to your investment options according to your most recent allocation instructions.

•	We currently intend to credit interest on the amount in the loan account at an annual rate of 3.55% in policy year 6 and thereafter. We can decrease the rate credited if we believe the change is needed to ensure that your policy loan is not treated as a taxable distribution under federal income tax laws, or under any applicable ruling, regulation, or court decision. We will not decrease the annual rate to less than 3% during the first 10 policy years, and 3.3% thereafter on the amount in the loan account.

How much you can borrow

You can borrow up to the net cash surrender value of your policy.

Paying off your loan

You can pay off all or part of the loan any time while your policy is in force. Unless you tell us otherwise, we’ll generally transfer any loan payments you make proportionately to your investment options according to your most recent allocation instructions. We may, however, first transfer any loan payments you make to the fixed options, up to the amount originally transferred from the fixed options to the loan account. We’ll then transfer any excess amount to your variable investment options according to your most recent allocation instructions.

While you have an outstanding loan, we’ll treat any money you send us as a loan repayment unless you tell us otherwise in writing.

You can make monthly loan payments using our electronic funds transfer plan. Here’s how it works:

•	You authorize us to withdraw a specified amount from your checking account each month by completing an electronic funds transfer form. Please contact us or your registered representative for a copy of this form.

•	You can choose any day between the 4th and 28th of the month for us to make the withdrawal.

•	Loan payments made by the electronic funds transfer plan must be at least $50.

What happens if you do not pay off your loan

If you do not pay off your loan, we’ll deduct the amount in the loan account, including any interest you owe, from one of the following:

•	the death benefit proceeds before we pay them to your beneficiary

•	the cash surrender value if you surrender your policy

•	the amount we refund if you exercise your right to cancel.

WITHDRAWALS, SURRENDERS AND LOANS

Taking out a loan, whether or not you repay it, will have a permanent effect on the value of your policy. For example, while your policy’s accumulated value is held in the loan account, it will miss out on the potential earnings available through the variable investment options. The amount of interest you earn on the loan account may be less than the amount of interest you would have earned from the fixed options. These could lower your policy’s accumulated value, which could reduce the amount of the death benefit.

When a loan is outstanding, the amount in the loan account is not available to help pay for any policy charges. If, after deducting your policy debt, there is not enough accumulated value in your policy to cover the policy charges, your policy could lapse. You may need to make additional premium payments or loan repayments to prevent your policy from lapsing.

Your policy debt could result in taxable income if you surrender your policy, if your policy lapses, or if your policy is a modified endowment contract. You should talk to your tax advisor before taking out a loan under your policy. See Taking out a loan in Variable life insurance and your taxes.

Ways to use your policy’s loan and withdrawal features

You can use your policy’s loan and withdrawal features to supplement your income, for example, during retirement. If you’re interested in using your life insurance policy to supplement your retirement income, please contact us for more information.

Setting up an income stream may not be suitable for all policy owners.

Here are some things you should consider when setting up an income stream:

•	the rate of return you expect to earn on your investment options

•	how long you would like to receive regular income

•	the amount of accumulated value you want to maintain in your policy.

You can ask your registered representative for illustrations showing how policy charges may affect existing accumulated value and how future withdrawals and loans may affect the accumulated value and death benefit. You can also ask for accompanying charts and graphs that compare results from various retirement strategies.

Understanding the risks

Using your policy to supplement your income does not change your rights or our obligations under the policy. The terms for loans and withdrawals described in this prospectus remain the same. It’s important to understand the risks that are involved in using your policy’s loan and withdrawal features. Use of these features may increase the chance of your policy lapsing.

You should consult with your financial adviser and carefully consider how much you can withdraw and borrow from your policy each year to set up your income stream.

Automated income option

Our automated income option (“AIO”) program allows you to make scheduled withdrawals or loans. Your policy is eligible after the 7th policy anniversary. To begin the program, you must have a minimum net cash surrender value of $50,000, and your policy must not qualify as a modified endowment contract.

You request participation in the AIO program and specify your AIO preferences by sending us an AIO request form. If you wish to do so, contact your registered representative for an AIO request form.

There is no fee to participate in the AIO program. The $25 fee for withdrawals under the AIO program is currently waived.

Withdrawals and loans may reduce policy values and benefits. They may also increase your risk of lapse. In order to minimize the risk of lapse, you should not take additional loans or withdrawals while you are in the AIO program.

Distributions under the AIO program may result in tax liability. Please consult your tax advisor. For more information, see Variable life insurance and your taxes.

You may discontinue participation in the AIO program at any time by sending a written notice to us.

Detailed information appears in the SAI.

Overloan protection rider

Exercise of this rider will guarantee, as long as the rider stays in force, that the policy will not lapse even if the outstanding loan amount exceeds the accumulated value. Your policy will have an Overloan protection rider if the insured is age 80 or younger, on the policy date and you elect the guideline premium test as the death benefit qualification test. The death benefit option for the policy must be Option A when the rider is exercised.

There is no charge for this rider unless you exercise it, but there is a minimum premium requirement during the first five policy years to keep the rider in force. The minimum five-year premium equals 450% of the lesser of your policy’s guideline level premium or 7-pay premium at issue and is shown in your policy specifications. The minimum five-year premium for your policy will not change even if we recalculate the seven-pay premium for your policy.

The earliest exercise date is the later of the policy anniversary when the insured is age 75 or the 15th policy anniversary. Your policy specifications will show the earliest exercise date, and a range of ages at which the rider may be exercised. The rider may not be exercised after the insured reaches age 100.

The exercise effective date will be the monthly payment date on or next following the date we receive your written request to exercise this rider and all exercise requirements are met. On the exercise effective date we:

1.	Transfer any accumulated value in the investment options into the Fixed LT account. No transfer charge will be assessed for such transfer, not will it count against, or be subject to, any transfer limitations that may be in effect.
2.	Deduct the charge for this rider from your policy’s accumulated value.

There is a one-time charge to exercise this rider. The charge will not exceed the accumulated value multiplied by the overloan protection rate shown for the insured’s age at exercise in the policy specifications, as of the exercise effective date. After exercise of the rider, and while it continues in force, the minimum death benefit of the policy will be the death benefit percentage multiplied by the greater of the accumulated value or the policy debt.

This rider will terminate on the earliest of the following events:

•	You do not pay enough premium to meet the minimum five-year premium requirement.

•	The policy terminates.

•	You make a written request to terminate this rider.

•	If, after the exercise effective date:

•	any premium is paid

•	any withdrawal is taken

•	any loan repayment is made, other than for loan interest due

•	any policy benefit is changed or added at your request, or

•	any transfer among the investment options is done at your request.

If the rider terminates after the exercise effective date and while the policy is in force, any amount by which the policy debt exceeds the accumulated value is due and payable to us.

Surrendering your policy

You can surrender or cash in your policy at any time while the insured is still living.

Here are some things you need to know about surrendering your policy:

•	You must send us your policy and a written request.

•	We’ll send you the policy’s net cash surrender value. You can choose to receive your money in a lump sum or use it to buy an income benefit. Please see the discussion about income benefits in General information about your policy.

•	If you surrender your policy during the first 10 policy years, we’ll deduct a surrender charge on basic coverage. There is no surrender charge on additional coverage or ABR coverage.

WITHDRAWALS, SURRENDERS AND LOANS

•	Each coverage layer of basic coverage has a surrender charge which is based on the face amount of each coverage layer, the age and risk classification of the insured and the death benefit option of the policy on the date each coverage layer is effective. If you increase your policy’s face amount, we’ll send you a supplemental schedule of benefits that shows the surrender charge associated with the increase.

•	The surrender charge decreases each month until it reaches zero at the end of 10 policy years. The table of surrender charges for your policy will be shown in your policy specification pages.

•	There’s no surrender charge on any coverage layer after 10 policy years from the date the coverage layer is effective.

•	We guarantee the surrender charge rates will not increase.

•	If you decrease the face amount, the decrease will not affect your policy’s surrender charge.

GENERAL INFORMATION ABOUT YOUR POLICY

This section tells you some additional things you should know about your policy.

Income benefit

If you surrender or make a withdrawal from your policy, you can use the money to buy an income benefit that provides a monthly income. Your policy’s beneficiary can use death benefit proceeds to buy an income benefit. In addition to the income benefit described below, you can choose from other income benefits we may make available from time to time.

The following is one income benefit available under the Pacific Select Exec IV-NY policy:

•	The income benefit is based on the life of the person receiving the income. If the policy owner is buying the income benefit, monthly income will be based on the owner’s life. If the policy’s beneficiary buys the income benefit, monthly income will be based on the beneficiary’s life.

•	We’ll pay a monthly income for at least 10 years regardless of whether the person receiving the income is still alive.

•	After 10 years, we’ll only pay the monthly income for as long as the person receiving it is still alive.

•	The minimum monthly income benefit calculated must be at least $100.

•	For this income benefit, the amount you receive will always be at least as much as the amount guaranteed by your policy.

Reduced paid-up benefit

You may use the net cash surrender value of your policy to purchase fixed paid-up insurance on the life of the insured. You may choose to do this on any policy anniversary while the policy is in force. We guarantee your right to convert your policy, and we will not require evidence of insurability.

If you convert your policy, your policy and any riders attached to it will terminate and the net cash surrender value will be transferred to our general account. Investment options are not available under the policy issued when you convert.

The net cash surrender value will be applied as a net single premium to purchase paid-up insurance. No premium payments will be required or accepted on the converted policy. The amount of such insurance will be calculated based on 1980 Commissioners Standard Ordinary Mortality Tables, 3% interest and on the age and risk classification of the insured. The paid-up policy will not be subject to any surrender charge if you surrender it.

Paying the death benefit in the case of suicide

If the insured commits suicide within two years of the policy date, death benefit proceeds will be the total of all premiums you’ve paid, less any outstanding loan amount and any withdrawals you’ve made.

If you’ve substituted the insured and the new insured commits suicide within two years of the day the substitution was made, we’ll calculate death benefit proceeds differently. Proceeds will be limited to the net cash surrender value of your policy as of the day the substitution was made, less any increase in any outstanding loan amount, any withdrawals you’ve made, and any dividends we’ve paid in cash, since the day the substitution was made.

Replacement of life insurance or annuities

The term replacement has a special meaning in the life insurance industry. Before you make a decision to buy, we want you to understand what impact a replacement may have on your existing insurance policy.

A replacement occurs when you buy a new life insurance policy or annuity contract, and a policy or contract you already own has been or will be:

•	lapsed, forfeited, surrendered or partially surrendered, assigned to the replacing insurer, or otherwise terminated

•	converted to reduced paid-up insurance, continued as extended term insurance, or otherwise reduced in value by the use of nonforfeiture benefits or other policy values

•	amended to effect either a reduction in benefits or in the term for which coverage would otherwise remain in force or for which benefits would be paid

•	reissued with any reduction in cash value, or

•	pledged as collateral or subject to borrowing, whether in a single loan or under a schedule of borrowing over a period of time.

GENERAL INFORMATION ABOUT YOUR POLICY

There are circumstances when replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest. A replacement may affect your plan of insurance in the following ways:

•	You will pay new acquisition costs;

•	You may have to submit to new medical examinations;

•	You may pay increased premiums because of the increased age or changed health of the insured;

•	Claims made in the early policy years may be contested;

•	You may have to pay surrender charges and/or income taxes on your current policy or contract values;

•	Your new policy or contract values may be subject to surrender charges; and

•	If part of a financed purchase, your existing policy or contract values or death benefit may be reduced.

You should carefully compare the costs and benefits of your existing policy or contract with those of the new policy or contract to determine whether replacement is in your best interest.

Errors on your application

If the age of the insured is stated incorrectly on your application, the death benefit under your policy will be the greater of the following:

•	the amount of death benefit that would be purchased by the most recent cost of insurance charge for the correct age or

•	the guideline minimum death benefit for the correct age.

We’ll adjust the accumulated value by recalculating all previous cost of insurance charges and other monthly deductions based on the correct age.

Contesting the validity of your policy

We have the right to contest the validity of your policy for two years from the policy date. Once your policy has been in force for two years from the policy date during the lifetime of the insured, we generally lose the right to contest its validity.

We also have the right to contest the validity of a policy that you reinstate for two years from the day that it was reinstated. Once your reinstated policy has been in force for two years from the reinstatement date during the lifetime of the insured, we generally lose the right to contest its validity. During this period, we may contest your policy only if there is a material misrepresentation on your application for reinstatement.

We have the right to contest the validity of an increase in the face amount of a policy for two years from the day the increase becomes effective. Once the increased face amount has been in force for two years during the lifetime of the insured, we generally lose the right to contest its validity.

Regardless of the above, we can contest the validity of your policy for failure to pay premiums at any time. The policy will terminate upon successful contest with respect to the insured.

Assigning your policy as collateral

You can assign your policy as collateral to secure a loan, mortgage, or other kind of debt. Here’s how it works:

•	An assignment does not change the ownership of the policy.

•	After the policy has been assigned, your rights and the rights of your beneficiary will be subject to the assignment. The entire policy, including any income benefit, rider, benefit and endorsement, will also be subject to the assignment.

•	We’re not responsible for the validity of any assignment.

•	We must receive a copy of the original assignment before we’ll consider it binding.

•	Unless otherwise provided, the person or organization you assign your policy to may exercise the rights under the policy, except the right to change the policy owner or the beneficiary or the right to choose a monthly income benefit.

Assigning a policy that’s a modified endowment contract may generate taxable income and a 10% penalty tax.

Non-participating

This policy will not share in any of our surplus earnings.

VARIABLE LIFE INSURANCE AND YOUR TAXES

This discussion about taxes is based on our understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service (IRS). It’s based on the Internal Revenue Code (the tax code) and does not cover any state or local tax laws.

This is not a complete discussion of all federal income tax questions that may arise under the policy. There are special rules that we do not include here that may apply in certain situations.

We do not know whether the current treatment of life insurance policies under current federal income tax or estate or gift tax laws will continue. We also do not know whether the current interpretations of the laws by the IRS or the courts will remain the same. Future legislation may adversely change the tax treatment of life insurance policies, other tax consequences described in this discussion or tax consequences that relate directly or indirectly to life insurance policies.

The current federal estate tax law provides, among other things, for reductions in federal estate tax rates, increases in the exemption amount, and a “repeal” of the federal estate tax in 2010. However, the legislation provides for full reinstatement of the federal estate tax in the year 2011. In addition, there are legislative proposals that would further affect the estate tax. If you are considering the purchase of the policy to help pay federal estate taxes at death, consult with your tax advisor.

We do not make any guarantees about the tax status of your policy, and you should not consider the discussion that follows to be tax advice. The tax consequences of owning a policy or receiving proceeds from it may vary by jurisdiction and according to the circumstances of each owner or beneficiary. Speak to a qualified tax adviser for complete information about federal, state and local taxes that may apply to you.

Tax treatment of life insurance policies

Definition of life insurance

In order to qualify as a life insurance contract for federal income tax purposes, the policy must meet the statutory definition of life insurance.

We believe that the policy qualifies as life insurance. That means it will receive the same tax advantages as a conventional fixed life insurance policy. The two main tax advantages are:

•	Death benefits may be excluded from income under Section 101(a) of the tax code. In general, your policy’s beneficiary will not be subject to federal income tax when he or she receives the death benefit proceeds. This is true regardless of whether the beneficiary is an individual, corporation, or other entity.

•	You’ll generally not be taxed on your policy’s accumulated value unless you receive a cash distribution when the policy matures, or by making a withdrawal, surrendering your policy, or in some instances, taking a loan from your policy.

The tax laws defining life insurance, however, do not cover all policy features. Your policy may have features that could prevent it from qualifying as life insurance. For example, the tax laws have yet to address many issues concerning the treatment of substandard risk policies and policies with term insurance on the insured. We can make changes to your policy if we believe the changes are needed to ensure that your policy continues to qualify as a life insurance contract.

As of the date of this prospectus, the IRS has not issued any official guidance on the tax treatment of life insurance policies that continue coverage beyond age 100, or other advanced ages. You should consult your tax advisor, as there may be tax consequences.

The tax code and tax regulations impose limitations on unreasonable mortality and expense charges for purposes of determining whether a policy qualifies as life insurance for federal tax purposes. For life insurance policies entered into on or after October 21, 1988, these calculations must be based upon reasonable mortality charges and other charges reasonably expected to be actually paid.

The Treasury Department has issued proposed regulations about reasonable standards for mortality charges. While we believe that our mortality costs and other expenses used in calculating whether the policy qualifies as life insurance are reasonable under current laws, we cannot be sure that the IRS agrees with us. We can change our mortality charges if we believe the changes are needed to ensure that your policy qualifies as a life insurance contract.

Diversification rules and ownership of the separate account

Your policy will not qualify for the tax benefit of a life insurance contract unless, among other requirements, the separate account follows certain rules requiring diversification of investments underlying the policy. In addition, the IRS requires that the policyholder not have control over the underlying assets. Section 817(h) of the tax code describes the diversification rules. For more information about diversification rules, please see Other fund information in the accompanying Pacific Select Fund prospectus.

For a variable life insurance contract to qualify for tax deferral, assets in the separate accounts supporting the contract must be considered to be owned by the insurance company and not by the contract owner. Under current U.S. tax law, if a contract owner has excessive control over the investments made by a separate account, or the underlying fund, the contract owner will be taxed currently on income and gains from the account or fund. In other words, in such a case of “investor control” the contract owner would not derive the tax benefits normally associated with variable life insurance.

The application of the investor control doctrine is subject to some uncertainty. Generally, according to the IRS, there are two ways that impermissible investor control may exist. The first relates to the design of the contract or the relationship between the contract and a separate account or underlying fund. For example, at various times, the IRS has focused on, among other factors, the number and type of investment choices available pursuant to a given variable contract, whether the contract offers access to funds that are available to the general public, the number of transfers that a contract owner may make from one investment option to another, and the degree to which a contract owner may select or control particular investments.

With respect to this first aspect of investor control, we believe that the design of our contracts and the relationship between our contracts and the portfolios satisfy the current view of the IRS on this subject, such that the investor control doctrine should not apply. However, because of some uncertainty with respect to this subject and because the IRS may issue further guidance on this subject, we reserve the right to make such changes as we deem necessary or appropriate to reduce the risk that your contract might not qualify as a life insurance contract for tax purposes.

The second way that impermissible investor control might exist concerns your actions. Under the IRS pronouncements, you may not select or control particular investments, other than choosing among broad investment choices such as selecting a particular portfolio. You may not select or direct the purchase or sale of a particular investment of a portfolio. All investment decisions concerning the portfolios must be made by the portfolio manager for such portfolio in his or her sole and absolute discretion, and not by the contract owner. Furthermore, under the IRS pronouncements, you may not communicate directly or indirectly with such a portfolio manager or any related investment officers concerning the selection, quality, or rate of return of any specific investment or group of investments held by a portfolio.

Finally, the IRS may issue additional guidance on the investor control doctrine, which might further restrict your actions or features of the variable contract. Such guidance could be applied retroactively. If any of the rules outlined above are not complied with, the IRS may seek to tax you currently on income and gains from a portfolio such that you would not derive the tax benefits normally associated with variable life insurance. Although highly unlikely, such an event may have an adverse impact on the fund and other variable contracts. We urge you to consult your own tax adviser with respect to the application of the investor control doctrine.

Policy exchanges

Policy exchanges fall under Section 1035(a) of the tax code. If you exchange your policy for another one that insures the same person, it generally will be treated as a tax-free exchange and, if so, will not result in the recognition of gain or loss. If the person insured by the policy is changed, the exchange will be treated as a taxable exchange.

Change of ownership

You may have taxable income if you transfer ownership of your policy, sell your policy, or change the ownership of it in any way.

Corporate owners

There are special tax issues for corporate owners:

•	using your policy to fund deferred compensation arrangements for employees has special tax consequences

•	corporate ownership of a policy may affect your liability under the alternative minimum tax and the environmental tax. Section 59A of the tax code deals with the environmental tax.

VARIABLE LIFE INSURANCE AND YOUR TAXES

Conventional life insurance policies

The tax treatment of your policy will depend upon whether it is a type of contract known as a modified endowment contract. We describe modified endowment contracts later in this section. Under Section 7702A of the tax code, policies that are not classified as modified endowment contracts are taxed as conventional life insurance policies and will have the following tax treatment:

Surrendering your policy

When you surrender, or cash in, your policy, or your policy matures, you’ll generally be taxed on the difference, if any, between the cash surrender value and the cost basis in your policy. The cost basis in your policy is generally the premiums you’ve paid plus any taxable distributions less any withdrawals or premiums previously recovered that were not taxable.

Making a withdrawal

If you make a withdrawal after your policy has been in force for 15 years, you’ll only be taxed on the amount you withdraw that exceeds the cost basis in the policy.

Special rules apply if you make a withdrawal within the first 15 policy years and it’s accompanied by a reduction in benefits. In this case, there is a special formula under which you may be taxed on all or a portion of the withdrawal amount.

Taking out a loan

If you take out a loan, you will not pay tax on the loan amount unless your policy is surrendered, lapses or matures and you have not repaid your policy debt. The interest you pay, or that’s accrued, on a loan is generally nondeductible. Ask your tax adviser for more information.

Loans and corporate-owned policies

If you borrow money to buy or carry certain life insurance policies, tax law provisions may limit the deduction of interest. If the taxpayer is an entity that’s a direct or indirect beneficiary of certain life insurance, endowment or annuity contracts, a portion of the entity’s deductions for loan interest may be disallowed, even though this interest may relate to debt that’s completely unrelated to the contract. There may be a limited exception that applies to contracts issued on 20% owners, officers, directors or employees of the entity. For more information about this exception, you should consult your tax adviser.

Modified endowment contracts

Section 7702A of the tax code defines a class of life insurance policies known as modified endowment contracts. Like other life insurance policies, the death benefit proceeds paid to your beneficiary generally are not subject to federal income tax and your policy’s accumulated value grows on a tax-deferred basis until you receive a cash distribution.

If your policy is a modified endowment contract, it will have the tax treatment described below. Any distributions you receive during the life of the policy are treated differently than under conventional life insurance policies. Withdrawals, loans, pledges, assignments and the surrender of your policy are all considered distributions and may be subject to tax on an income-first basis and a 10% penalty.

When a policy becomes a modified endowment contract

A life insurance policy becomes a modified endowment contract if, at any time during the first seven policy years, the sum of actual premiums paid exceeds the seven-pay limit. The seven-pay limit is the cumulative total of the level annual premiums (or seven-pay premiums) required to pay for the policy’s future death and endowment benefits.

For example, if the seven-pay premiums were $1,000 a year, the maximum premiums you could pay during the first seven years to avoid modified endowment treatment would be $1,000 in the first year, $2,000 through the first two years and $3,000 through the first three years, etc. Under this test, this policy may or may not be a modified endowment contract, depending on the amount of premiums paid during the policy’s first seven contract years or after a material change has been made to the policy.

If there is a material change to your policy, like a change in the death benefit, we may have to retest your policy and restart the seven-pay premium period to determine whether the change has caused the policy to become a modified endowment contract.

Surrendering your policy

If you surrender your policy, or your policy matures, you’re taxed on the amount by which the cash surrender value exceeds the cost basis in the policy.

Making a withdrawal or taking out a loan

If you make a withdrawal or take out a loan from a modified endowment contract, you’re taxed on the amount of the withdrawal or loan that’s considered income, including all previously non-taxed gains. Income is the difference between the cash surrender value and the cost basis in your policy. It’s unclear whether interest paid, or accrued, on a loan is considered interest for federal income tax purposes. If you borrow money to buy or carry certain life insurance policies, tax law provisions may limit the deduction of interest. You should consult your tax adviser.

All modified endowment contracts we or our affiliates issue to you in a calendar year are treated as a single contract when we calculate whether a distribution amount is subject to tax.

10% penalty tax

If any amount you receive from a modified endowment contract is taxable, you may also have to pay a penalty tax equal to 10% of the taxable amount.

A taxpayer will not have to pay the penalty tax if any of the following exceptions apply:

•	you’re at least 59 1/2 years old

•	you’re receiving an amount because you’ve become disabled

•	you’re receiving an amount that’s part of a series of substantially equal periodic payments, paid out at least annually. These payments may be made for your life or life expectancy or for the joint lives or joint life expectancies of you and your beneficiaries.

Distributions before a policy becomes a modified endowment contract

If your policy fails the seven-pay test and becomes a modified endowment contract, any amount you receive or are deemed to have received during the two years before it became a modified endowment contract may be taxable. The distribution would be treated as having been made in anticipation of the policy’s failing to meet the seven-pay test under Treasury Department regulations which are yet to be prescribed.

Comparison to taxable investments

With respect to taxable investments, current tax law generally provides for a maximum tax rate for individual taxpayers of 15% on long-term capital gains and on certain “qualifying dividends” on corporate stock. These rate reductions do not apply to corporate taxpayers. A taxpayer will also have to satisfy a more than 60-day holding period with respect to any distributions of qualifying dividends in order to obtain the benefit of the lower tax rate. Earnings from non-qualifying dividends, interest income, other types of ordinary income and short-term capital gains will be taxed at the ordinary income tax rate applicable to the taxpayer.

These rules mean that for policyholders who are individuals the tax-related advantage of life insurance compared to certain taxable investments is reduced because the tax burden applicable to long-term capital gains and from certain “qualifying dividends” on corporate stock has been reduced.

ABOUT PL&A

Pacific Life & Annuity Company is a life insurance company based in Arizona. Our operations include life insurance, annuity and institutional products, and various other insurance products and services. At the end of 2004, we had statutory assets of $1,506 million.

PL&A is authorized to conduct life insurance and annuity business in Arizona, New York and certain other states. Our executive office is located at 700 Newport Center Drive, Newport Beach, California 92660.

How our accounts work

We own the assets in our general account and our separate account. We allocate your net premiums to these accounts according to the investment options you’ve chosen.

General account

Our general account includes all of our assets, except for those held in our separate accounts. We guarantee you an interest rate for up to one year on any amount allocated to the fixed options. The rate is reset annually. The fixed options are part of our general account, which we may invest as we wish, according to any laws that apply. We’ll credit the guaranteed rate even if the investments we make earn less. Our ability to pay these guarantees is backed by our strength as a company. We can provide you with reports of our ratings as an insurance company and our ability to pay claims with respect to our general account assets.

The fixed options are not securities, so they do not fall under any securities act. For this reason, the SEC has not reviewed the disclosure in this prospectus about the fixed options. However, other federal securities laws may apply to the accuracy and completeness of the disclosure about the fixed options.

Separate account

Amounts allocated to the variable investment options are held in our separate account. The assets in this account are kept separate from the assets in our general account and our other separate accounts, and are protected from our general creditors.

The separate account is divided into variable accounts. Each variable account invests in shares of a designated portfolio of the Pacific Select Fund, the Fidelity VIP Funds, the BlackRock Variable Series Funds, Inc., the T. Rowe Price Equity Series, Inc. or the Van Eck Worldwide Insurance Trust. We may add variable accounts that invest in other portfolios of these funds or in other securities.

We’re the legal owner of the assets in the separate account, and pay its operating expenses. We do not hold ourselves out to be trustees of the separate account assets. The separate account is operated only for our variable life insurance policies. PL&A is obligated to pay all amounts promised to policy owners under the terms of the policy. We must keep enough money in the account to pay anticipated obligations under the insurance policies funded by the account, but we can transfer any amount that’s more than these anticipated obligations to our general account. Some of the money in the separate account may include charges we collect from the account and any investment results on those charges.

We cannot charge the assets in the separate account attributable to our reserves and other liabilities under the policies funded by the account with any liabilities from our other business.

Similarly, the income, gains or losses, realized or unrealized, of the assets of any variable account belong to that variable account and are credited to or charged against the assets held in that variable account without regard to our other income, gains or losses.

Making changes to the separate account

We can add, change or remove any securities that the separate account or any variable account holds or buys, as long as we comply with the laws that apply.

We can substitute shares of one portfolio with shares of another portfolio or fund if:

•	any portfolio is no longer available for investment; or

•	our management believes that a portfolio is no longer appropriate in view of the purposes of the policy.

We’ll give you any required notice or receive any required approval from policy owners or the SEC before we substitute any shares. We’ll comply with the filing or other procedures established by insurance regulators as required by law.

We can add new variable accounts, which may include additional subaccounts of the separate account, to serve as investment options under the policies. These may be managed separate accounts or they may invest in a new portfolio of the funds, or in shares of another investment company or one of its portfolios, or in a suitable investment vehicle with a specified investment objective.

We can add new variable accounts when we believe that it’s warranted by marketing needs or investment conditions. We’ll decide on what basis we’ll make new accounts available to existing policy owners.

We can also eliminate any of our variable accounts if we believe marketing, tax or investment conditions warrant it. We can terminate and liquidate any variable account.

If we make any changes to variable accounts or substitution of securities, we can make appropriate changes to this policy or any of our other policies, by appropriate endorsement, to reflect the change or substitution.

We will notify you if there is a material change in the investment policy of a variable account. The notice will inform you of your options, including your option to transfer from such variable account to the Fixed account within 60 days after:

•	the effective date of the material change, or

•	the date you receive the notice, whichever is later.

If we believe it’s in the best interests of people holding voting rights under the policies and we meet any required regulatory approvals we can do the following:

•	operate the separate account as a management investment company, unit investment trust, or any other form permitted under securities or other laws

•	register or deregister the separate account under securities law

•	combine the separate account with one of our other separate accounts or our affiliates’ separate accounts

•	combine one or more variable accounts

•	create a committee, board or other group to manage the separate account

•	change the classification of any variable account.

Taxes we pay

We may be charged for state and local taxes. Currently, we pay these taxes because they are small amounts with respect to the policy. If these taxes increase significantly, we may deduct them from the separate account.

We may charge the separate account for any federal, state and local taxes that apply to the separate account or to our operations. This could happen if our tax status or the tax treatment of variable life insurance changes.

Voting rights

We’re the legal owner of the shares of the funds that are held by the variable accounts. We may vote on any matter at shareholder meetings of the funds. However, we are required by law to vote as you instruct on the shares relating to your allocation in a variable investment option. This is called your voting interest.

Your voting interest is calculated as of a day set by the Board of Trustees or Board of Directors of a fund, called the record date. Your voting interest equals the accumulated value in a variable investment option divided by the net asset value of a share of the corresponding portfolio. Fractional shares are included. If allowed by law, we may change how we calculate your voting interest.

We’ll send you documents from the fund called proxy materials. They include information about the items you’ll be voting on and forms for you to give us your instructions. We’ll vote shares held in the separate account for which we do not receive voting instructions in the same proportion as all other shares in the portfolio held by that separate account for which we’ve received timely instructions. If we do not receive any voting instructions for the shares in a separate account, we will vote the shares in the same proportion as the total votes for all of our separate accounts for which we’ve received timely instructions.

We’ll vote shares of any portfolio we hold in our general account in the same proportion as the total votes for all of our separate accounts, including this separate account. We’ll vote shares of any portfolio held by any of our non-insurance affiliates in the same proportion as the total votes for all of our separate accounts and those of our insurance affiliates.

If the law changes to allow it, we can vote as we wish on shares of the portfolios held in the separate account.

ABOUT PL&A

When required by state insurance regulatory authorities, we may disregard voting instructions that:

•	would change a portfolio’s investment objective or subclassification

•	would approve or disapprove an investment advisory contract.

We may disregard voting instructions on a change initiated by policy owners that would change a portfolio’s investment policy, investment adviser or portfolio manager if:

•	our disapproval is reasonable

•	we determine in good faith that the change would be against state law or otherwise be inappropriate, considering the portfolio’s objectives and purpose, and considering what effect the change would have on us.

If we disregard any voting instructions, we’ll include a summary of the action we took and our reasons for it in the next report to policy owners.

Distribution Arrangements

Pacific Select Distributors, Inc. (“PSD”), a broker-dealer and our affiliate, pays various forms of sales compensation to broker-dealers (including other PL&A affiliates) that solicit applications for the policies. PSD also may reimburse other expenses associated with the promotion and solicitation of applications for the policies.

In addition, PSD or an affiliate may pay from their own resources additional significant cash compensation, sometimes called “revenue sharing”, and provide other incentives in connection with the promotion and solicitation of applications for the policies by some, but not all, broker-dealers. Such additional compensation may give us greater access to registered representatives of the broker-dealers that receive such compensation or may otherwise influence the way that a broker-dealer and registered representative market the policies.

The compensation and other benefits provided by PSD or its affiliates, may be more or less than the overall compensation on similar or other products. This may influence your registered representative or broker-dealer to present this policy over other investment options available in the marketplace. You may ask your registered representative about these differing and divergent interests, how he/she is personally compensated and how his/her broker-dealer is compensated for soliciting applications for the policy.

We may agree to reduce or waive some or all of the policy charges and/or credit additional amounts under our policies, for a policy sold to an eligible person. An eligible person meets criteria established by us, and may include current and retired officers, directors and employees of us and our affiliates, trustees of the Pacific Select Fund, trustees of Pacific Funds, and immediate family members of such persons. We will credit additional amounts to policies owned by eligible persons if such policies are purchased directly through PSD. Under such circumstances, eligible persons will not be afforded the benefit of services of any other broker/dealer nor will commissions be payable to any broker/dealer in connection with such purchases. Eligible persons must contact us directly with servicing questions, policy changes and other matters relating to their policies. The amount credited to policies owned by eligible persons will equal the reduction in expenses we enjoy by not incurring brokerage commissions in selling such policies, with the determination of the expense reduction and of such crediting being made in accordance with our administrative procedures. These credits will be added to an eligible person’s policy after the free look transfer date has occurred, or, if premiums are paid using the monthly electronic funds transfer plan, on the first policy anniversary.

Portfolio managers of the underlying portfolios available under this policy may help pay for conferences or meetings sponsored by us or PSD relating to management of the portfolios and our variable life insurance products.

Please refer to the SAI for additional information on distribution arrangements and the conflicts of interest that they may present.

Service arrangements

We or our affiliates have entered into services agreements in connection with some of the funds and their investment advisers, subadvisers, distributors and/or their affiliates, and may receive compensation for providing certain services including, but not limited to, customer and support services. Unless otherwise noted, fees for these services are paid monthly and are based on the average daily net assets of shares of each fund held by the separate accounts and purchased by us at the policy owner’s instructions. Because PL&A or its affiliates receive the fees described below, PL&A or its affiliates may be subject to competing interests in making these funds available as investment options under the contracts.

Fidelity Distributors Corporation (FDC), principal underwriter of shares of Fidelity VIP Funds, pays us at the annual rate of 0.25% of the average aggregate net assets of Service Class 2 shares of Fidelity VIP Funds held by our separate accounts. In addition, FDC pays us, on a quarterly basis, at the annual rate of 0.10% of the average aggregate net assets of Service Class 2 shares of Fidelity VIP Funds held by our separate accounts where the aggregate dollar value of the shares is equal to or less than $350,000,000 during the quarter, plus the annual rate of 0.15% of the average aggregate net assets in excess of $350,000,000 during the quarter. Fidelity Investments Institutional Operations Company, Inc. (FIIOC), transfer agent for Fidelity VIP Funds, pays us, on a quarterly basis, at the annual rate of 0.05% of the average aggregate net assets of Service Class 2 shares of Fidelity VIP Funds held by our separate accounts. Fees paid to us by FIIOC will not exceed $1,000,000 for any calendar quarter. BlackRock Distributors, Inc., principal underwriter of shares of BlackRock Variable Series Funds, pays us, on a quarterly basis, at the annual rate of 0.25% of the average daily net assets of Class III shares of BlackRock Variable Series Funds held by our separate accounts. Van Eck Securities Corporation, distributor for Van Eck Worldwide Insurance Trust pays us an annual rate of 0.35% of the average daily net assets of Van Eck Worldwide Insurance Trust held by our separate accounts. T. Rowe Price Associates, Inc., the investment adviser for T. Rowe Price Equity Series Inc., pays us each month at the annual rate 0.15% of the average aggregate net assets of Class II shares of T. Rowe Price Equity Series, Inc. held by our separate accounts where the aggregate dollar value of the shares exceeds $25,000,000 at all times during that month, and increases to 0.25% of the average aggregate net assets where the aggregate dollar value of the shares exceeds $250,000,000 at all times during that month. In addition, we have entered into a distribution agreement with T. Rowe Price Investment Services, Inc., distributor for T. Rowe Price Equity Series Inc. Under this distribution agreement, T. Rowe Price Investment Services, Inc. pays us on a monthly basis for certain distribution services of T. Rowe Price Equity Series, Inc. Class II shares offered to our policy owners, including, but not limited to, (i) distribution of reports, prospectuses and SAIs to clients other than existing policy owners, (ii) preparation and distribution of sales literature and advertising materials, (iii) continuing education and training of registered representatives, (iv) distribution support services, and (v) other distribution services as mutually agreed upon from time to time. The fee is an annual rate of 0.25% of the average aggregate net asset value of the T. Rowe Price Equity Series, Inc. Class II shares held by our separate accounts.

American Funds Insurance Series® pays Pacific Select Distributors, Inc. (“PSD”) at an annual rate of 0.25% of the average daily net assets of Class 2 shares of the Growth-Income and Growth Master Funds (“Master Funds”) attributable to variable life insurance and variable annuity contracts issued by us and our affiliate for certain distribution-related services to the Funds. PSD shall pay American Funds Distributors, Inc. at a rate of 0.16% of premiums attributable to the Master Funds for certain marketing assistance.

Illustrations

We will provide you with illustrations based on different sets of assumptions upon your request.

•	Illustrations based on information you give us about the age of the person to be insured by the policy, their risk class, the face amount, the death benefit and premium payments.

•	Illustrations that show the allocation of premium payments to specified variable accounts. These will reflect the expenses of the portfolio of the fund in which the variable account invests.

•	Illustrations that use a hypothetical gross rate of return that’s greater than 12%. These are available only to certain large institutional investors.

You can request such illustrations at any time. Illustrations may help you understand how your policy values would vary over time based on different assumptions.

Lost policy

If you lose your policy, you may request a Certificate of Coverage free of charge. If you require a duplicate policy, we may charge a fee of $50 per duplicate. To request a Certificate of Coverage or a duplicate policy, please contact us for a Certificate of insurance/duplicate policy request form.

Audits of premiums/loans

You may request us to run a report of premium payments you’ve made or loan transactions under your policy. If you request us to provide information for a period of more than 2 years from date of request, we may charge you an administrative fee of $25 for this service.

ABOUT PL&A

Risk classification change

If you have a change in risk classification, such as a change in smoking status or health, you can request us to review your risk classification. Changing your risk classification may change the rates used for cost of insurance, coverage charge amount and surrender charge charges, and may also change the rates on any riders on your policy which base charges on risk classification. We may charge you a fee of up to $100 at the time you request us to change your risk classification.

State regulation

We’re subject to the laws of the state of Arizona governing insurance companies and to regulations issued by the Commissioner of Insurance of Arizona. In addition, we’re subject to the insurance laws and regulations of the other states and jurisdictions in which we’re licensed or may become licensed to operate.

An annual statement in a prescribed form must be filed with the Commissioner of Insurance of Arizona and with regulatory authorities of other states on or before March 1st in each year. This statement covers our operations for the preceding year and our financial condition as of December 31st of that year. Our affairs are subject to review and examination at any time by the Commissioner of Insurance or his agents, and subject to full examination of our operations at periodic intervals.

Legal proceedings and legal matters

PL&A, the separate account, and PSD are not involved in any legal proceedings that would have a material effect on policy owners.

Legal matters concerning the issue and sale of the life insurance policies described in this prospectus, our organization and authority to issue the policies under Arizona law, and the validity of the forms of the policies under Arizona law, have been passed upon by our general counsel. Legal matters relating to federal securities laws and federal income tax laws have been passed upon by Dechert LLP.

Registration statement

We’ve filed a registration statement with the SEC for Pacific Select Exec IV-NY, under the Securities Act of 1933. The SEC’s rules allow us to omit some of the information required by the registration statement from this prospectus. You can ask for it from the SEC’s office in Washington, D.C. They may charge you a fee.

Financial statements

[To Be Filed]

APPENDIX A – DEATH BENEFIT PERCENTAGES

Age	Percentage	Age	Percentage	Age	Percentage	Age	Percentage

0-40	250	50	185	60	130	70	115
41	243	51	178	61	128	71	113
42	236	52	171	62	126	72	111
43	229	53	164	63	124	73	109
44	222	54	157	64	122	74	107
45	215	55	150	65	120	75-90	105
46	209	56	146	66	119	91	104
47	203	57	142	67	118	92	103
48	197	58	138	68	117	93	102
49	191	59	134	69	116	>93	101

A-1

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PACIFIC SELECT
EXEC IV-NY
WHERE TO GO FOR MORE INFORMATION

The Pacific Select Exec IV-NY variable life insurance policy is underwritten by Pacific Life & Annuity Company.

You’ll find more information about the policy and Pacific Select Exec Separate Account in the SAI dated                    , 2007. The SAI has been filed with the SEC and is considered to be part of this prospectus because it’s incorporated by reference.

You can get a copy of the SAI without charge by calling or writing to us, or you can view it online at our website. You can also contact the SEC to get the SAI, material incorporated into this prospectus by reference, and other information about registrants that file electronically with the SEC. The SEC may charge you a fee for this information.

If you ask us, we’ll provide you with illustrations of policy benefits based on different sets of assumptions. Illustrations may help you understand how your policy’s death benefit, cash surrender value and accumulated value would vary over time based on different assumptions. You can get one policy illustration free of charge per policy year by calling or writing to us. We reserve the right to charge $25 for additional illustrations.

How to contact us

Call, e-mail or write to us at:
Pacific Life & Annuity Company
700 Newport Center Drive
P.O. Box 6540
Newport Beach, California 92658-6540

1-888-595-6997

5 a.m. through 5 p.m. Pacific time
www.Pacificlifeandannuity.com

How to contact the SEC

You can also find reports and other information about the policy and separate account from the SEC. The SEC may charge you a fee for this information.

Public Reference Section of the Commission

450 Fifth Street
Washington, D.C. 20549-0102
202-942-8090
Internet: www.sec.gov

NASD Public Disclosure program

The NASD provides investor protection education through its website and printed materials. The NASD regulation website address is www.nasdr.com. An investor brochure that includes information describing the Public Disclosure program may be obtained from the NASD. The NASD Public Disclosure hotline number is (800) 289-9999. The NASD does not charge a fee for the Public Disclosure program services.

SEC file number 811-05563

STATEMENT OF ADDITIONAL INFORMATION

                    , 2007

PACIFIC SELECT EXEC IV – NY

PACIFIC SELECT EXEC SEPARATE ACCOUNT

Pacific Select Exec IV-NY is a variable life insurance policy offered by Pacific Life & Annuity Company.

This Statement of Additional Information (SAI) is not a prospectus and should be read in conjunction with the policy’s prospectus, dated                     , 2007, which is available without charge upon written or telephone request to PL&A. Terms used in this SAI have the same meanings as in the prospectus, and some additional terms are defined particularly for this SAI. This SAI is incorporated by reference into the policy’s prospectus.

Pacific Life & Annuity Company

P.O. Box 6540
Newport Beach, CA 92658-6540

1-888-595-6997

i

MORE ON THE OPTIONAL RIDERS

There are five optional riders that provide extra benefits. Ask your registered representative for additional information about the riders available with the policy. Samples of the provisions for the extra optional benefits are available from us upon written request.

Annual renewable and convertible term rider

Provides annual renewal term insurance on any member of the insured’s immediate family who is age 79 or younger at the time the rider is issued. You may purchase the rider at policy issue or any time while the policy is in force. We refer to each person insured under the rider as a covered person. You have the flexibility to delete a covered person from the rider, or, with satisfactory evidence of insurability, you may add a covered person. We may deduct an administrative charge not to exceed $100 from your policy’s accumulated value on the effective date of any such addition of a covered person. If you add a covered person at time of policy issue and the face amount of the rider is greater than $100,000, we may assess a $100 underwriting charge prior to underwriting.

At any time while the rider is in force and before any covered person reaches age 65, you may convert the rider to a whole life or any higher premium plan we regularly issue at the time of the conversion. The rider may also be converted during the first two years it is in force, regardless of the covered person’s age. If you convert the rider, a new policy will be issued on the covered person and coverage under the rider will terminate.

The guaranteed monthly cost of insurance rates for each covered person will be shown in your policy specifications pages. Our current cost of insurance rates for the rider are lower than the guaranteed rates.

The rider will terminate on the earliest of your written request, on lapse or termination of the policy, or when the last covered person reaches age 80.

Children’s term rider

Provides term insurance until age 25 on any child of the insured, including a natural child, step-child or adopted child. To be eligible for coverage, the insured must be 55 or younger, and the child must be 21 or younger at policy issue and named in the application for this rider or born or adopted thereafter. Newborn children are covered from age 14 days. The term insurance under the rider may be converted for a new policy on each child on the earlier of the child’s 25th birthday or the date the insured becomes age 65, as long as the child is still living. If the insured dies before the conversion date, the term insurance on each child will become paid-up and a separate policy for the paid-up insurance will be issued with the child as owner. For each child, if you convert the rider, or if paid-up insurance is issued, coverage for that child under the rider will terminate. The monthly charge will be shown in your policy specifications pages.

Disability benefit rider

Provides a monthly addition to the policy’s accumulated value when the insured has a qualifying disability as stated in the rider provisions, until he or she reaches age 65. You may purchase the rider only at policy issue. The monthly charge for the rider appears in your policy specifications pages.

This rider is not available if you select a Waiver of charges rider.

The rider will terminate on the earliest of your written request, on termination of this policy, or when the insured becomes age 60.

Guaranteed insurability rider

Gives the right to buy additional insurance on the life of the insured on specified dates without proof of insurability. The rider is available for an insured who is not in a substandard risk class and is age 37 or younger when the policy is issued. Subject to certain conditions, you may have some flexibility to change the option dates.

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Charges and option dates for this rider appear in your policy specifications pages. To add the additional insurance, we must receive your written request within 31 days of the option date for that additional coverage. The increase in face amount will take effect on the option date if the insured is then living. Any option not exercised on its option date will expire. You elect to increase the face amount of one or more coverage components at the time you exercise an option.

The rider will terminate on the earliest of your written request, on lapse or termination of the policy, or 31 days after the last option date.

Waiver of charges rider

Waives any monthly cost of insurance charges, administrative charges and M&E risk face amount charges for the policy, and any monthly cost of any rider benefits which fall due while the insured is totally disabled, under the provisions of the rider. We will not waive any charges that are due more than one year before we receive proof of total disability, or which fall due before the insured’s age 5. The monthly charge for the rider appears in your policy specifications pages.

The rider is available for insureds age 55 or younger who are not in a substandard risk class. You may purchase the rider at policy issue or any time while the policy is in force. If you request to purchase the rider after the policy is issued we will charge you $100 at the time of your request. If regular evidence of insurability for new life insurance is being submitted, no additional evidence of insurability for a Waiver of charges rider is usually needed. If you apply for an increase in face amount under an insurability option or conversion option, and if the Waiver of charges rider was included in the original coverage, the evidence needed to include the Waiver of charges rider on the new insurance is a statement that the insured is not totally disabled. Except as stated above, satisfactory evidence of insurability is required.

This rider is not available if you select a Disability benefit rider.

The rider will terminate (without affecting any claim for disability occurring before such termination) on the earliest of your written request, on lapse or termination of this policy, or when the insured reaches age 60.

PREMIUM LIMITATIONS

Federal tax law puts limits on the amount of premium payments you can make in relation to your policy’s death benefit. These limits apply in the following situations.

Guideline premium limit

If you’ve chosen the guideline premium test as your death benefit qualification test, the total amount you can pay in premiums and still have your policy qualify as life insurance is your policy’s guideline premium limit. The sum of the premiums paid, less any withdrawals, at any time cannot exceed the guideline premium limit, which is the greater of:

•	the guideline single premium or
•	the sum of the guideline level annual premiums.

We may refuse to accept all or part of a premium payment if, by accepting it, you will exceed your policy’s guideline premium limit. If we find that you’ve exceeded your guideline premium limit, we may remove all or part of a premium you’ve paid from your policy as of the day we applied it, and return it to you. We’ll adjust the death benefit retroactively to that date to reflect the reduction in premium payments.

Your policy’s guideline single premium and guideline level annual premiums appear on your policy’s specification pages. Before you buy a policy, you can ask us or your registered representative for a personalized illustration that will show you the guideline single premium and guideline level annual premiums.

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Modified endowment contract

A life insurance policy will become a modified endowment contract if the sum of premium payments made during the first seven contract years, less a portion of withdrawals, exceeds the seven-pay limit defined in section 7702A of the Internal Revenue Code. You’ll find a detailed discussion of modified endowment contracts in Variable life insurance and your taxes in the prospectus.

Unless you’ve told us in writing that you want your policy to become a modified endowment contract, we’ll remove all or part of the premium payment from your policy as of the day we applied it and return it to you. We’ll also adjust the death benefit retroactively to that date to reflect the reduction in premium payments. If we receive such a premium within 20 days before your policy anniversary, we’ll hold it and apply it to your policy on the anniversary date.

In both of these situations, if we remove an excess premium from your policy, we’ll return the premium amount to you no later than 60 days after the end of the policy year. We may adjust the amount for interest or for changes in accumulated value that relate to the amount of the excess premium we’re returning to you.

If we do not return the premium amount to you within that time, we’ll increase your policy’s death benefit retroactively, to the day we applied the premium, and prospectively so that it’s always the amount necessary to ensure your policy qualifies as life insurance, or to prevent it from becoming a modified endowment contract. If we increase your death benefit, we’ll adjust cost of insurance or rider charges retroactively and prospectively to reflect the increase.

Increasing the net amount at risk

An increase in the net amount at risk occurs if the policy’s death benefit is equal to the guideline minimum death benefit, or would be equal to it once we apply your premium payment. We may choose to accept your premium payment in this situation, but before we do so, we may require satisfactory evidence of the insurability of the insured.

TRANSFER SERVICES

You may only participate in one transfer service at any time.

Dollar cost averaging

Our dollar cost averaging services allows you to make scheduled transfers of $50 or more between variable investment options without paying a transfer fee. Here’s how the service works:

•	You can set up this service at any time while your policy is in force.
•	You need to complete a request form to enroll in the service. You may enroll by telephone or electronically if we have your completed telephone and electronic authorization on file.
•	You must have at least $5,000 in a variable investment option to start the service.
•	We’ll automatically transfer accumulated value from one variable investment option to one or more of the other variable investment options you’ve selected.
•	We’ll process transfers as of the end of the business day on your policy’s monthly, quarterly, semi-annual or annual anniversary, depending on the interval you’ve chosen. We will not make the first transfer until after the free look transfer date in states that require us to return your premiums if you exercise your right to cancel your policy.
•	We will not charge you for the dollar cost averaging service or for transfers made under this service, even if we decide to charge you in the future for transfers outside of the service, except if we have to by law.
•	We have the right to discontinue, modify or suspend the service at any time.
•	We’ll keep making transfers at the intervals you’ve chosen until one of the following happens:

•	the total amount you’ve asked us to transfer has been transferred
•	there is no more accumulated value in the investment option you’re transferring from

3

•	your policy enters the grace period and is in danger of lapsing
•	you tell us in writing to cancel the service
•	we discontinue the service.

Portfolio rebalancing

The portfolio rebalancing service automatically transfers your policy’s accumulated value among the variable investment options according to your original percentage allocations. Here’s how the service works:

•	You can set up this service at any time while your policy is in force.
•	You enroll in the service by sending us a written signed request or a completed automatic rebalancing form. You may enroll by telephone or electronically if we have your completed telephone and electronic authorization on file.
•	Your first rebalancing will take place on the monthly payment date you choose. You choose whether we should make transfers quarterly, semi-annually or annually, based on your policy date.
•	If you cancel this service, you must wait 30 days to begin it again.
•	We do not currently charge for the portfolio rebalancing service or for transfers made under this service.
•	We can discontinue, suspend or change the service at any time.

First year transfer

Our first year transfer service allows you to make monthly transfers during the first policy year from the Fixed account to the variable investment options or the Fixed LT account. Here’s how the service works:

•	You enroll in the service when you apply for your policy and include specific details on your application.
•	You choose a regular amount to be transferred every month for 12 months.
•	We make the first transfer on the day we allocate your first premium to the investment options you’ve chosen. Each transfer will be made on the same day every month.
•	If you sign up for this service, we’ll waive the usual transfer limit for the Fixed account during the first policy year.
•	If we make the last transfer during the second policy year, we will not count it toward the usual one transfer per year limit for the Fixed account.
•	If the accumulated value in the Fixed account is less than the amount to be transferred, we’ll transfer the balance and then cancel the service.
•	If there is accumulated value remaining in the Fixed account at the end of the service, our usual rules for the Fixed account will apply.
•	We do not currently charge for the first year transfer service or for transfers made under this service.

WITHDRAWAL FEATURES

Automated income option

Our automated income option (“AIO”) program allows you to make scheduled withdrawals or loans. Here’s how the program works:

•	You can set up the income stream from your policy on either a monthly or annual basis. Each scheduled income payment must be at least $500 if you choose to receive monthly payments, or $1,000 if you choose annual payments.
•	You may choose to receive either a fixed amount of income or an amount based on a fixed duration. Depending upon your objectives, you may wish to reduce your face amount or change your policy’s death benefit option in order to maximize your income.

4

•	You choose the scheduled income payment date. You may elect to have your income payments sent either by check or by electronic deposit to a bank account. The effective date of the withdrawal or loan will be the business day before any income payment date.
•	If the scheduled income payment date falls on a weekend or holiday, the actual income payment date will be the business day before the scheduled income payment date.
•	The withdrawal or loan will be taken from your policy’s investment options in proportion to the accumulated value in each option.

Upon our receipt of your AIO request form, we will run a hypothetical illustration to determine if your request can be fulfilled, or if any adjustments will be necessary. We use the illustration to test your policy for the minimum net cash surrender value requirement. Your policy must continue to have an illustrated net cash surrender value at the maturity date sufficient to meet the minimum accumulated value required to allow for payment of policy charges, including policy loan interest.

Illustrations generally will be run at an annual gross earnings rate chosen by you, not to exceed 10%. No earnings rate used is a guarantee or indication of actual earnings.

We will complete an AIO agreement form, and send it and the illustration to your registered representative for delivery to you. The AIO agreement form will confirm your income payment amount, frequency and duration, and will also confirm your policy’s cost basis and other information about your elections under the AIO program.

Unless you request otherwise, distributions under the AIO program will be taken first as withdrawals if not taxable, then they will be taken as loans.

Payments under the AIO program will begin as scheduled once we receive your signed AIO agreement form. We will send you a letter confirming the date and amount of the first income payment.

The income payments will usually remain constant during each income period, unless there is insufficient net cash surrender value to make a payment. The duration of each income period is one year, except that the first income period may differ depending on the following:

•	If the AIO program start date is six months or more from your next policy anniversary, the income period will end on the next policy anniversary. In this case, the first income period will last at least six months, but not more than one year.
•	If the AIO program start date is less than six months from your next policy anniversary, the income period will extend to the following policy anniversary. In this case, the first income period will last at least one year, but no more than 18 months.

After the first income period, and each year you remain in the AIO program, we will run an illustration after each policy anniversary. The illustration will generally be run at a rate chosen by you, not to exceed a gross annual rate of 10%. Your policy must continue to have an illustrated net cash surrender value at the maturity date sufficient to meet the minimum accumulated value required to allow for payment of policy charges, including policy loan interest. There is no charge for illustrations we run in connection with the AIO program. They do not count toward your one free illustration per year.

We will send you a letter and the illustration to notify you of any changes in your income payment amount or duration. The new income payment amount will be effective on the income payment date following the previous income period.

Over time, your policy’s actual performance, and perhaps your use of the policy’s options are likely to vary from the assumptions used in the illustrations. Changes in your policy’s investment option allocations can impact your future values and income you receive. Your policy may also be susceptible to lapse.

You are responsible to monitor your policy’s accumulated value to ensure your policy is not in danger of lapsing. You may need to make additional premium payments or loan repayments to prevent your policy from lapsing. You will not receive a notice to remind you of your scheduled premium payments while you are in the AIO program.

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MORE ON POLICY CHARGES

Underwriting methods and nonstandard ratings

We normally use the medical or paramedical method to assign underwriting or insurance risk classes, which may require a medical examination. We offer two additional forms of underwriting for executive and employee groups that meet specified multi-life guidelines.

Guaranteed issue may be available where an employer-employee relationship exists and where at least 10 lives will be insured. To be eligible, prospective insureds must be employed in an occupation or industry we consider an acceptable risk, must be full time employees or executives, and must be actively at work on a continuous basis during the 3-month period preceding application for insurance. Maximum age for an insured at policy issue is usually 65, but may be increased to age 70 if representing less than 5% of the group of insureds. Cost of insurance rates distinguish between executive only groups and all-employee groups, instead of on individual underwriting information.

Simplified issue may be offered where the group does not qualify for guaranteed issue. Simplified issue is a process of limited underwriting using a short form application that includes health and avocation questions to be completed by each prospective insured. We may request additional information, including an attending physician’s statement, but will not require a physical examination. Simplified issue is available to executives only, under similar criteria as guaranteed issue, except for lower participation levels and generally higher death benefits permitted per life. Cost of insurance rates are based on both individual underwriting information and executive class experience.

The current cost of insurance rates are generally higher for policies issued under the guaranteed issue or simplified issue underwriting methods than for policies issued under the fully underwritten medical or paramedical underwriting method. Guaranteed cost of insurance charges are not affected.

The guaranteed rates include the insurance risks associated with insuring one person. They are calculated using 1980 Commissioners Standard Ordinary Mortality Tables or the 1980 Commissioners Ordinary Mortality Table B, which are used for unisex cost of insurance rates. The rates are also based on the age, gender and risk class of the insured unless unisex rates are required.

Ask your registered representative for more detailed information regarding the minimum face amount and other requirements for these underwriting methods.

If we determine from the application for insurance, or any later evidence of insurability, that the insured presents a risk not accounted for by our standard risk classes, typically due to medical history, profession or hobby, we may still issue a coverage layer with higher or additional charges, referred to as a nonstandard rating. Most insurance companies have a similar process. The policy charges may be multiplied by a nonstandard table factor. In certain cases, there may be an additional flat-rate charge for a period specified at the time the coverage layer is issued. If we determine that a nonstandard rating applies to your coverage layer, you will be notified of the applicable charges, inclusive of any additional rate or charge, at the time the coverage layer is issued.

Ask your registered representative for more detailed information regarding nonstandard ratings that may apply to your policy due to medical history, profession or hobby.

MORE ON PL&A AND THE POLICIES

How we’re organized

PL&A was incorporated on September 20, 1982 under the name of Pacific Financial Life Insurance Company. We merged with Pacific Financial Life Insurance Company of Arizona and assumed the name PM Group Life Insurance Company in transferring domicile from California to Arizona, which was completed in 1990. On January 1, 1999, we changed our name to our current name, Pacific Life & Annuity Company.

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PL&A is a stockholder owned company. As such, purchasing and owning a PL&A policy does not confer any membership rights nor ownership rights in PL&A or in any other company affiliated with PL&A.

How policies are administered

Pacific Life Insurance Company administers the policies sold under this prospectus. At the end of 2005, Pacific Life had $183.5 billion of individual life insurance in force and total admitted assets of approximately $74.9 billion.

Pacific Life’s executive office is at 700 Newport Center Drive, Newport Beach, CA 92660.

Distribution arrangements

Pacific Select Distributors, Inc. (PSD), our affiliate, acts as the distributor of the policies and offers the policies on a continuous basis. PSD and PL&A are both indirect subsidiaries of Pacific Mutual Holding Company. PSD is located at 700 Newport Center Drive, Newport Beach, California 92660. PSD is registered as a broker-dealer with the SEC and is a member of NASD. We pay the maximum offering price per share on the last day of the period. We pay PSD for acting as distributor under a distribution agreement. We and PSD enter into selling agreements with broker-dealers whose registered representatives are authorized by state insurance departments to sell the policies. This policy was not offered until 2007, and PSD was not paid any underwriting commissions with regard to this policy in 2006.

PSD or an affiliate pays various sales compensation to broker-dealers that solicit applications for the policies. PSD or an affiliate also may provide reimbursement for other expenses associated with the promotion and solicitation of applications for the policies. Commissions are based on “target” premiums we determine. The commissions we pay vary with the agreement, but the most common schedule of commissions we pay is:

•	63% of premiums paid up to the first target premium in the first policy year
•	5% of premiums paid up to the first target premium after the first policy year
•	5% of the premiums paid under targets 2-3
•	2% of premiums paid in excess of the 3rd target premium.

A target premium is a hypothetical premium that is used only to calculate commissions. It varies with the death benefit option you choose, the age of the insured on the policy date, and the gender (unless unisex rates are required) and risk class of the insured. A policy’s target premium will usually be less than, but generally does not exceed 105% of, the policy’s guideline level premiums for policies with the guideline premium test. Target premiums for policies with the cash value accumulation test are based on a comparable policy with the guideline premium test. Before you buy a policy, you can ask us or your registered representative for a personalized illustration that shows you the guideline annual premium and guideline level premiums.

Your registered representative typically receives a portion of the compensation that is payable to his or her broker-dealer in connection with the policy, depending on the agreement between your registered representative and his or her firm. PL&A is not involved in determining that compensation arrangement, which may present its own incentives or conflicts. You may ask your registered representative how he/she will personally be compensated for the transaction.

PSD or an affiliate may pay broker-dealers an annual renewal commission of up to 0.20% of a policy’s accumulated value less any outstanding loan amount. We calculate the renewal amount monthly and it becomes payable on each policy anniversary.

In addition to the commissions described above, we and/or an affiliate may pay expense allowances and additional cash compensation from their own resources in connection with the promotion and solicitation of application for the policies by some, but not all, broker-dealers. The range of expense allowances and additional cash compensation based on premium payments usually ranges from 32% to 49% of premiums paid in the first policy year up to the first target premium. For renewal years, the expense allowances and additional cash compensation can be as high as 6.5% on targets 2 and 3, 3% on targets 4-10, and 1% thereafter. Total

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commissions, expense allowances and any additional cash compensation may not exceed 99% of premiums paid. Such additional compensation may give PL&A greater access to registered representatives of the broker-dealers that receive such compensation. While this greater access provides the opportunity for training and other educational programs so that your registered representative may serve you better, this additional compensation also may afford PL&A a “preferred” status at the recipient broker-dealer and provide some other marketing benefit such as website placement, access to registered representative lists, extra marketing assistance, or other heightened visibility and access to the broker-dealer’s sales force that otherwise influences the way that the broker-dealer and the registered representative market the policies.

We or our affiliates may also pay other override payments, expense allowances and reimbursements, bonuses, wholesaler fees, and training and marketing allowances. Such payments may offset the broker-dealer’s expenses in connection with activities that it is required to perform, such as educating personnel and maintaining records. Registered representatives may also receive non-cash compensation such as expense-paid educational or training seminars involving travel within and outside the U.S. or promotional merchandise.

All of the compensation described in this section, and other compensation or benefits provided by us or our affiliates, may be more or less than the overall compensation on similar or other products and may influence your registered representative or broker-dealer to present this policy over other investment options. You may ask your registered representative about these differing and divergent interests and how he/she and his/her broker-dealer are compensated for selling the policy.

We directly or indirectly own interests in a number of broker-dealers that offer this policy among others. These affiliated broker-dealers and their registered representatives are compensated as described above with premium-based and trail commissions. We receive “preferred” status at the affiliated broker-dealers along with other product vendors that provide similar support. Such affiliated broker dealers, other than PSD, include Associated Securities Corp., Mutual Service Corporation, United Planners’ Financial Services of America, M.L. Stern & Co., LLC and Waterstone Financial Group. PSD or its affiliates may also pay other amounts as described above to the affiliated broker-dealers or persons associated with the affiliated broker-dealers. Finally, within certain limits imposed by the NASD, registered representatives who are associated with broker/dealer firms affiliated with us may qualify for sales incentive programs sponsored by us.

Portfolio managers of the underlying portfolios of Pacific Select Fund available under this policy may from time to time bear all or a portion of the expenses of conferences or meetings sponsored by PL&A or PSD that are attended by, among others, registered representatives of PSD, who would receive information and/or training regarding the fund’s portfolios and their management by the portfolio managers in addition to information respecting the variable annuity and/or life insurance products issued by PL&A and its affiliates. Other persons may also attend all or a portion of any such conferences or meetings, including directors, officers and employees of PL&A, officers and trustees of Pacific Select Fund, and spouses/guests of the foregoing. The Pacific Select Fund’s Board of Trustees may hold meetings concurrently with such a conference or meeting. The Pacific Select Fund pays for the expenses of the meetings of its Board of Trustees, including the pro rata share of expenses for attendance by the Trustees at the concurrent conferences or meetings sponsored by PL&A or PSD. Additional expenses and promotional items may be paid for by PL&A and/or portfolio managers. PSD serves as the Pacific Select Fund’s distributor.

The separate account

The separate account was established on September 24, 1998 under Arizona law under the authority of our Board of Directors. It’s registered with the SEC as a type of investment company called a unit investment trust. The SEC does not oversee the administration or investment practices or policies of the account.

The separate account is not the only investor in the Pacific Select Fund. Investments in the fund by other separate accounts for variable annuity contracts and variable life insurance contracts could cause conflicts. For more information, please see the Statement of Additional Information for the Pacific Select Fund.

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Performance

Performance information may appear in advertisements, sales literature, or reports to policy owners or prospective buyers.

Information about performance of any variable account of the separate account reflects only the performance of a hypothetical policy. The calculations are based on allocating the hypothetical policy’s accumulated value to the variable account during a particular time period.

Performance information is no guarantee of how a portfolio or variable account will perform in the future. You should keep in mind the investment objectives and policies, characteristics and quality of the portfolio of the fund in which the variable account invests, and the market conditions during the period of time that’s shown.

We may show performance information in any way that’s allowed under the law that applies to it. This may include presenting a change in accumulated value due to the performance of one or more variable accounts, or as a change in a policy’s owner’s death benefit.

We may show performance as a change in accumulated value over time or in terms of the average annual compounded rate of return on accumulated value. This would be based on allocating premium payments for a hypothetical policy to a particular variable account over certain periods of time, including one year, or from the day the variable account started operating. If a portfolio has existed for longer than its corresponding variable account, we may also show the hypothetical returns that the variable account would have achieved had it invested in the portfolio from the day the portfolio started operating.

Performance may reflect the deduction of all policy charges including premium load, the cost of insurance, the administrative charge, and the mortality and expense risk charge. The different death benefit options will result in different expenses for the cost of insurance, and the varying expenses will result in different accumulated values.

Performance may also reflect the deduction of the surrender charge, if it applies, by assuming the hypothetical policy is surrendered at the end of the particular period. At the same time, we may give other performance figures that do not assume the policy is surrendered and do not reflect any deduction of the surrender charge.

We may also show performance of the underlying portfolios based on the change in value of a hypothetical investment over time or in terms of the average annual compounded return over time. Performance of the portfolios will not reflect the deduction of policy charges. If policy charges were reflected, the performance would be lower.

In our advertisements, sales literature and reports to policy owners, we may compare performance information for a variable account to:

•	other variable life separate accounts, mutual funds, or investment products tracked by research firms, rating services, companies, publications, or persons who rank separate accounts or investment products on overall performance or other criteria
•	the Consumer Price Index, to assess the real rate of return from buying a policy by taking inflation into consideration
•	various indices that are unmanaged.

Reports and promotional literature may also contain our rating or a rating of our claims paying ability. These ratings are set by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

Yields

The yield or total return of any variable account or portfolio does not reflect the deduction of policy charges.

Money Market variable account

The “yield” (also called “current yield”) of the Money Market variable account is computed in accordance with a standard method prescribed by the SEC. The net change in the variable account’s unit value during a

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seven-day period is divided by the unit value at the beginning of the period to obtain a base rate of return. The current yield is generated when the base rate is “annualized” by multiplying it by the fraction 365/7; that is, the base rate of return is assumed to be generated each week over a 365-day period and is shown as a percentage of the investment. The “effective yield” of the Money Market variable account is calculated similarly but, when annualized, the base rate of return is assumed to be reinvested. The effective yield will be slightly higher than the current yield because of the compounding effect of this assumed reinvestment.

The formula for effective yield is: [(Base Period Return + 1) (To the power of 365/7)] - 1.

Realized capital gains or losses and unrealized appreciation or depreciation of the assets of the underlying Money Market portfolio are not included in the yield calculation.

Other variable accounts

“Yield” of the other variable accounts is computed in accordance with a different standard method prescribed by the SEC. For each variable account, the net investment income (investment income less expenses) per accumulation unit earned during a specified one month or 30-day period is divided by the unit value on the last day of the specified period. This result is then annualized (that is, the yield is assumed to be generated each month or each 30-day period for a year), according to the following formula, which assumes semiannual compounding:

YIELD = 2[(	a - b cd	+ 1)[6] - 1]

where:	a	=	net investment income earned during the period by the underlying portfolio of the variable account,
	b	=	expenses accrued for the period (net of reimbursements),
	c	=	the average daily number of accumulation units outstanding during the period that were entitled to receive dividends, and
	d	=	the unit value of the accumulation units on the last day of the period.

The variable accounts’ yields will vary from time to time depending upon market conditions, the composition of each portfolio and operating expenses of the fund allocated to each portfolio. Consequently, any given performance quotation should not be considered representative of the variable account’s performance in the future. Yield should also be considered relative to changes in unit values and to the relative risks associated with the investment policies and objectives of the various portfolios. In addition, because performance will fluctuate, it may not provide a basis for comparing the yield of a variable account with certain bank deposits or other investments that pay a fixed yield or return for a stated period of time.

Money Market portfolio

Current yield for the Money Market portfolio will be based on the change in the value of a hypothetical investment (exclusive of capital charges) over a particular 7-day period, less a pro-rata share of portfolio expenses accrued over that period (the “base period”), and stated as a percentage of the investment at the start of the base period (the “base period return”). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent. “Effective yield” for the Money Market portfolio assumes that all dividends received during an annual period have been reinvested. Calculation of “effective yield” begins with the same “base period return” used in the calculation of yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

                Effective Yield = [(Base Period Return + 1) (To the power of 365/7)] - 1

Other portfolios

Quotations of yield for the remaining portfolios will be based on all investment income per share earned during a particular 30-day period (including dividends and interest), less expenses accrued during the period (“net

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investment income”), and are computed by dividing net investment income by the maximum offering price per share on the last day of the period, according to the following formula:

YIELD = 2[(	a - b cd	+ 1)[6] - 1]

where:	a	=	dividends and interest earned during the period,
	b	=	expenses accrued for the period (net of reimbursements),
	c	=	the average daily number of shares outstanding during the period that were entitled to receive dividends, and
	d	=	the maximum offering price per share on the last day of the period.

Quotations of average annual total return for a portfolio will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in the portfolio over certain periods that will include a period of one year (or, if less, up to the life of the portfolio), calculated pursuant to the following formula: P (1 + T)n = ERV (where P = a hypothetical initial payment of $1,000, T = the average annual total return for the period, n = the number of periods, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). Quotations of total return may also be shown for other periods. All total return figures reflect the deduction of a proportional share of portfolio expenses on an annual basis, and assume that all dividends and distributions are reinvested when paid.

Financial Statements

[To be Filed]

Experts

[To be Filed]

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PACIFIC SELECT EXEC SEPARATE ACCOUNT

PART C. OTHER INFORMATION

Item 27. Exhibits

(1)	(a)	Minutes of Action of Board of Directors of PM Group Life Insurance Company (PL&A) dated July 1, 1998/1/

	(b)	Memorandum Establishing Separate Account/1/

(2)	Inapplicable

(3)	(a)	Form of Distribution Agreement Between PL&A and Pacific Mutual Distributors, Inc./1/

	(b)	Form of Selling Agreement Between Pacific Mutual Distributors, Inc. and Various Broker-Dealers/1/

(4)	(a)	Form of Flexible Premium Variable Life Insurance Policy

	(b)	Overloan Protection Rider (R05OLP-NY)

	(c)	Spouse Term Rider (Form R98-SPT NY)

	(d)	Children’s Term Rider (Form R98-CT NY)

	(e)	Waiver of Charges (Form R98-WC NY)

	(f)	Guaranteed Insurability Rider (Form R93-GI NY)

	(g)	Disability Benefit Rider (Form R84-DB NY)

(5)	Application for Flexible Premium Variable Life Insurance Policy & General Questionnaire

(6)	(a)	Bylaws of PL&A/1/

	(b)	Articles of Incorporation of PM Group Life Insurance Company/1/

	(c)	Amended & Restated Articles of Incorporation for PM Group Life Insurance Company/1/

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(7)	Form of Reinsurance Contract /1/

(8)	(a)	Form of Participation Agreement between PL&A and Pacific Select Fund /1/

	(b)	Administrative Agreement Between PL&A and Pacific Life Insurance Company (Pacific Life) /1/

	(c)	M Fund Inc. Participation Agreement with Pacific Life Insurance Company and Pacific Life & Annuity Company /2/

	(d)	Participation Agreement between PL&A, PSD, American Funds Insurance Series, American Funds Distributors and Capital Research And Management Company /3/

	(e)	Addendum to Participation Agreement with Merrill Lynch Variable Series Funds, Inc. and FAM Distributors, Inc. /4/

	(f)	Participation Agreement with Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III and Fidelity Distributors Corporation /5/

	(g)	Participation Agreement with Merrill Lynch Variable Series Fund, Inc. and FAM Distributors, Inc. /6/

	(h)	Participation Agreement with T. Rowe Price Equity Series, Inc. and T. Rowe Price Investment Services, Inc. /7/

	(i)	Participation Agreement with Van Eck Worldwide Insurance Trust, Van Eck Securities Corporation and Van Eck Corporation /8/

(9)	Inapplicable

(10)	Inapplicable

(11)	Form of Opinion and consent of legal officer of PL&A as to legality of Policies being registered

(12)	Inapplicable

(13)	Inapplicable

(14)	(a)	Consent of Independent Registered Public Accounting Firm [To be filed]

	(b)	Consent of Dechert [To be filed]

(15)	Inapplicable

(16)	Inapplicable

(17)	Memorandum Describing Issuance, Transfer and Redemption Procedures

(18)	Powers of Attorney

/1/	Filed as part of Registration Statement on Form N-6 filed via EDGAR on July 1, 2003, File No. 333-106721, Accession Number 0001017062-03-001487.

/2/	Filed as part of Post-Effective Amendment No. 2 to the Registration Statement on Form N-6 filed via EDGAR on January 26, 2004, File No. 333-106721, Accession No. 0001193125-04-008896.

/3/	Filed as Exhibit 8(f) of Post-Effective Amendment No. 13 to the Registration Statement on Form N-4 via EDGAR on April 18, 2005, File No. 333-71081, Accession No. 0000892569-05-000248.

/4/	Filed as Exhibit 8(h) of Post-Effective Amendment No. 18 to the Registration Statement on Form N-6 via EDGAR on August 1, 2005, File No. 333-80825, Accession No. 0000892569-05-000557.

/5/	Filed as Exhibit 8(i) of Post-Effective Amendment No. 18 to the Registration Statement on Form N-6 via EDGAR on August 1, 2005, File No. 333-80825, Accession No. 0000892569-05-000557.

/6/	Filed as Exhibit 8(j) of Post-Effective Amendment No. 18 to the Registration Statement on Form N-6 via EDGAR on August 1, 2005, File No. 333-80825, Accession No. 0000892569-05-000557.

/7/	Filed as Exhibit 8(k) of Post-Effective Amendment No. 18 to the Registration Statement on Form N-6 via EDGAR on August 1, 2005, File No. 333-80825, Accession No. 0000892569-05-000557.

/8/	Filed as Exhibit 8(l) of Post-Effective Amendment No. 18 to the Registration Statement on Form N-6 via EDGAR on August 1, 2005, File No. 333-80825, Accession No. 0000892569-05-000557.

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Item 28. Directors and Officers of Pacific Life & Annuity Company

Name and Address	Positions and Offices with Pacific Life

Thomas C. Sutton	Director, Chairman of the Board, and Chief Executive Officer
Khanh T. Tran	Director, Executive Vice President and Chief Financial Officer
David R. Carmichael	Director, Senior Vice President and General Counsel
Audrey L. Milfs	Director, Vice President and Corporate Secretary
James T. Morris	Chief Operating Officer
Michael A. Bell	Executive Vice President
Edward R. Byrd	Senior Vice President, Controller and Chief Accounting Officer
Brian D. Klemens	Vice President and Treasurer

The address for each of the persons listed above is as follows:

700 Newport Center Drive
Newport Beach, California 92660

Item 29. Persons Controlled by or Under Common Control with Pacific Life &
Annuity Company or Pacific Select Exec Separate Account.

The following is an explanation of the organization chart of Pacific Life & Annuity Company’s subsidiaries:

PACIFIC LIFE & ANNUITY COMPANY, SUBSIDIARIES & AFFILIATED ENTERPRISES
LEGAL STRUCTURE

Pacific Life & Annuity Company is an Arizona Stock Life Insurance Company wholly-owned by Pacific Life Insurance Company (a Nebraska Stock Life Insurance Company) which is wholly-owned by Pacific LifeCorp (a Delaware StockHolding Company) which is, in turn, 98% owned by Pacific Mutual Holding Company (a California Mutual Holding Company).

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Item 30. Indemnification

(a)	The Distribution Agreement between Pacific Life & Annuity Company and Pacific Select Distributors, Inc. (PSD) provides substantially as follows:

Pacific Life & Annuity Company hereby agrees to indemnify and hold harmless PSD and its officers and directors, and employees for any expenses (including legal expenses), losses, claims, damages, or liabilities incurred by reason of any untrue or alleged untrue statement or representation of a material fact or any omission or alleged omission to state a material fact required to be stated to make other statements not misleading, if made in reliance on any prospectus, registration statement, post-effective amendment thereof, or sales materials supplied or approved by Pacific Life & Annuity Company or the Separate Account. Pacific Life & Annuity Company shall reimburse each such person for any legal or other expenses reasonably incurred in connection with investigating or defending any such loss, liability, damage, or claim. However, in no case shall Pacific Life & Annuity Company be required to indemnify for any expenses, losses, claims, damages, or liabilities which have resulted from the willful misfeasance, bad faith, negligence, misconduct, or wrongful act of PSD.

PSD hereby agrees to indemnify and hold harmless Pacific Life & Annuity Company, its officers, directors, and employees, and the Separate Account for any expenses, losses, claims, damages, or liabilities arising out of or based upon any of the following in connection with the offer or sale of the contracts: (1) except for such statements made in reliance on any prospectus, registration statement or sales material supplied or approved by Pacific Life or the Separate Account, any untrue or alleged untrue statement or representation is made; (2) any failure to deliver a currently effective prospectus; (3) the use of any unauthorized sales literature by any officer, employee or agent of PSD or Broker; (4) any willful misfeasance, bad faith, negligence, misconduct or wrongful act. PSD shall reimburse each such person for any legal or other expenses reasonably incurred in connection with investigating or defending any such loss, liability, damage, or claim.

(b)	The Form of Selling Agreement between Pacific Life & Annuity Company, Pacific Select Distributors, Inc. (PSD) and Various Broker-Dealers provides substantially as follows:

Pacific Life & Annuity Company and PSD agree to indemnify and hold harmless Selling Broker-Dealer and General Agent, their officers, directors, agents and employees, against any and all losses, claims, damages or liabilities to which they may become subject under the 1933 Act, the 1934 Act, or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission to state a material fact required to be stated or necessary to make the statements made not misleading in the registration statement for the Contracts or for the shares of Pacific Select Fund (the “Fund”) filed pursuant to the 1933 Act, or any prospectus included as a part thereof, as from time to time amended and supplemented, or in any advertisement or sales literature approved in writing by Pacific Life & Annuity Company and PSD pursuant to Section IV.E. Of this Agreement.

Selling Broker-Dealer and General Agent agree to indemnify and hold harmless Pacific Life & Annuity Company, the Fund and PSD, their officers, directors, agents and employees, against any and all losses, claims, damages or liabilities to which they may become subject under the 1933 Act, the 1934 Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (a) any oral or written misrepresentation by Selling Broker- Dealer or General Agent or their officers, directors, employees or agents unless such misrepresentation is contained in the registration statement for the Contracts or Fund shares, any prospectus included as a part thereof, as from time to time amended and supplemented, or any advertisement or sales literature approved in writing by Pacific Life & Annuity Company and PSD pursuant to Section IV.E. of this Agreement, (b) the failure of Selling Broker-Dealer or General Agent or their officers, directors, employees or agents to comply with any applicable provisions of this Agreement or (c) claims by Sub-agents or employees of General Agent or Selling Broker-Dealer for payments of compensation or remuneration of any type. Selling Broker-Dealer and General Agent will reimburse Pacific Life & Annuity Company or PSD or any director, officer, agent or employee of either entity for any legal or other expenses reasonably incurred by Pacific Life & Annuity Company, PSD, or such officer, director, agent or employee in connection with investigating or defending any such loss, claims, damages, liability or action. This indemnity agreement will be in addition to any liability which Broker-Dealer may otherwise have.

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Item 31. Principal Underwriters

PSD also acts as principal underwriter for Pacific Select Separate Account, Pacific Select Variable Annuity Separate Account, Pacific Corinthian Variable Separate Account, Separate Account A, Separate Account B and Pacific Select Fund.

Name	Positions and Offices with Underwriter

Gerald W. Robinson	Director, Chairman & Chief Executive Officer
Michael A. Bell	Director & EVP
Adrian S. Griggs	Director, VP & Chief Financial Officer
Dewey Bushaw	SVP
Robert C. Hsu	SVP & Chief Information Officer
Edward R. Byrd	SVP, Controller & Chief Accounting Officer
Richard J. Schindler	SVP
Martha A. Gates	VP
Thomas Gibbons	VP, Tax
Brian D. Klemens	VP & Treasurer
M. Kathleen McWard	VP
Audrey L. Milfs	VP & Secretary
Alyce F. Peterson	VP
Gail L. Cobin	AVP
S. Kendrick Dunn	AVP, Compliance
Jane M. Guon	AVP & Assistant Secretary
Gail H. McIntosh	Assistant Secretary
Julia C. McKinney	Assistant Secretary
Michael T. McLaughlin	Assistant Secretary
Cheryl L. Tobin	Assistant Secretary
Stephen J. Toretto	Assistant Secretary

The principal business address of each of the above individuals is c/o Pacific Life Insurance Company, 700 Newport Center Drive, Newport Beach, California 92660.

Compensation from the Registrant.

		(3)
(1)	(2)	Compensation on
Name of	Net Underwriting	Events Occasioning	(4)	(5)
Principal	Discounts and	the Deduction of a	Brokerage	Other
Underwriter	Commissions	Deferred Sales Load	Commissions	Compensation

PSD	N/A	N/A	N/A	N/A

Item 32. Location of Accounts and Records

The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules under that section will be maintained by Pacific Life at 700 Newport Center Drive, Newport Beach, California 92660.

Item 33. Management Services

     Not applicable

Item 34. Fee Representation

REPRESENTATION PURSUANT TO SECTION 26(f) OF THE INVESTMENT COMPANY ACT OF 1940: Pacific Life & Annuity Company and Registrant represent that the fees and charges to be deducted under the Variable Life Insurance Policy described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the Contract.

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SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Pacific Select Exec Separate Account of Pacific Life & Annuity Company has duly caused this Registration Statement on Form N-6 to be signed on its behalf by the undersigned thereunto duly authorized in the City of Newport Beach, and State of California, on this 22nd day of November, 2006.

PACIFIC SELECT EXEC SEPARATE ACCOUNT (Registrant)

BY: PACIFIC LIFE & ANNUITY COMPANY (Depositor)

By:

Thomas C. Sutton* Chief Executive Officer

*By:	/s/ DAVID R. CARMICHAEL

David R. Carmichael as attorney-in-fact

(Powers of Attorney are contained as Exhibit 18 in this Registration Statement on Form N-6 for the Pacific Select Exec Separate Account.)

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SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, Pacific Life & Annuity Company has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized all in the City of Newport Beach, and State of California, on this 22nd day of November, 2006.

BY: PACIFIC LIFE & ANNUITY COMPANY (Registrant)

By:

Thomas C. Sutton* Chief Executive Officer

*By:	/s/ DAVID R. CARMICHAEL

David R. Carmichael as attorney-in-fact

(Powers of Attorney are contained as Exhibit 18 in this Registration Statement on Form N-6 for the Pacific Select Exec Separate Account.)

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SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

Thomas C. Sutton*	Director, Chairman of the Board and Chief Executive Officer	, 2006

Khanh T. Tran*	Director, Executive Vice President and Chief Financial Officer	, 2006

David R. Carmichael*	Director, Senior Vice President and General Counsel	, 2006

Audrey L. Milfs*	Director, Vice President and Corporate Secretary	, 2006

James T. Morris*	Chief Operating Officer	, 2006

Michael A. Bell	Executive Vice President	, 2006

Edward R. Byrd*	Senior Vice President, Controller and Chief Accounting Officer	, 2006

Brian D. Klemens*	Vice President and Treasurer	, 2006

*By:	/s/ DAVID R. CARMICHAEL

	David R. Carmichael as attorney-in-fact	November 22, 2006

(Powers of Attorney are contained as Exhibit 18 in this Registration Statement on Form N-6 for Pacific Select Exec Separate Account.)

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